

05008213

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Trilogy Energy Trust

*CURRENT ADDRESS 4100, 350-7th Avenue S.W.
Calgary, Alberta T2P 3N9

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34876 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: [initials]

DAT : 5/20/05



REPORT OF CHANGE IN CORPORATE STRUCTURE
Section 4.9 of National Instrument 51-102

1. Names of the principal parties to the transaction

Paramount Resources Ltd. ("**Paramount**")
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5

Trilogy Energy Trust (the "**Trust**")
4100, 350 7th Ave. S.W.
Calgary, Alberta T2P 3N9

2. Description of the transaction

Paramount completed a reorganization through a series of transactions, including an arrangement under the *Business Corporations Act* (Alberta), which resulted in Paramount's shareholders receiving one common share of Paramount and one unit of the Trust, an energy trust established by Paramount, for each common share held. As a result of the reorganization the Trust indirectly owns assets previously owned by Paramount in the Kaybob and Marten Creek areas of Alberta. The balance of Paramount's assets remained with Paramount.

3. Effective date of the transaction

April 1, 2005.

4. Names of each party, if any, that ceased to be a reporting issuer subsequent to the transaction and of each continuing entity

Paramount continues to be, and the Trust became, a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and Nova Scotia in connection with the completion of the transaction.

5. Date of the reporting issuer's first financial year-end subsequent to the transaction

Paramount and the Trust's first financial year-end subsequent to the transaction will be December 31, 2005.

6. The periods, including the comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer's first financial year subsequent to the transaction

In the first financial year subsequent to the transaction, Paramount and the Trust will each file comparative consolidated financial statements for the three, six and nine month interim financial periods ended March 31, June 30 and September 30, 2005 and for the year ended December 31, 2005.


TRILOGY
ENERGY TRUST


RECEIVED
2005 MAY 10 A

TRILOGY ENERGY TRUST
Calgary, Alberta

April 18, 2005

NEWS RELEASE: TRILOGY ENERGY TRUST CONFIRMS APRIL 2005 DISTRIBUTION TO BE PAID MAY 16, 2005

Trilogy Energy Trust ("TET" or the "Trust") (TSX – TET.UN) is pleased to announce that its distribution to be paid on May 16, 2005, in respect of income received by TET for the month of April 2005, for unitholders of record on May 2, 2005, will be $0.16 per Trust Unit. The ex-distribution date is April 28, 2005. It is expected that this level of monthly distributions of $0.16 per unit per month will be sustainable for the foreseeable future assuming the current forward market for petroleum and natural gas prices.

About TET
Trilogy Energy Trust is a petroleum and natural gas-focused Canadian energy trust. TET's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

Forward-looking Information
This news release contains forward-looking information. Implicit in this information, particularly in respect of cash distributions, are assumptions regarding petroleum and natural gas prices, production, royalties and expenses which, although considered reasonable by TET at the time of preparation, may prove to be incorrect. These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in TET's plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations. There is no guarantee by TET that actual results achieved will be the same as those forecast herein.

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
B.K. (Bernie) Lee, Chief Financial Officer
J. B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust
4100 – 350 – 7th Avenue S. W.
Calgary, Alberta T2P 3N9
Phone: (403) 290-2900
Fax: (403) 263-8915

Execution Copy

TRILOGY ENERGY TRUST

AMENDED AND RESTATED TRUST INDENTURE

February 25, 2005

TABLE OF CONTENTS

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TABLE OF CONTENTS
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TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
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TRUST INDENTURE

THIS TRUST INDENTURE dated the 25th day of February, 2005 is hereby amended and restated as of the 1st day of April, 2005,

AMONG:

> **994742 ALBERTA INC.** (hereinafter called the "**Initial Unitholder**") and all persons who after the date hereof become holders of units of the Trust as herein provided

AND:

> **COMPUTERSHARE TRUST COMPANY OF CANADA,** a trust company incorporated under the laws of Canada, with an office in the City of Calgary, in the Province of Alberta, in its capacity as trustee of Trilogy Energy Trust (the "**Trustee**")

AND:

> **TRILOGY ENERGY LTD.**, a corporation incorporated under the laws of Alberta (the "**Administrator**")

WHEREAS the Trust constituted hereby was initially established pursuant to a Trust Indenture (the "Initial Trust Indenture") dated February 25, 2005 among the Initial Unitholder, the Trustee and the Administrator;.

AND WHEREAS for the purpose of settling the Trust, the Initial Unitholder paid to the Trust an amount of $20.00 in lawful money of Canada;

AND WHEREAS the Trust has been created for investment purposes, including investing in securities of Holding Trust and Trilogy Energy;

AND WHEREAS the Initial Trust Indenture has been amended in accordance with the terms of the Initial Trust Indenture;

AND WHEREAS it is desireable that all such amendments and changes be recorded in this Amended and Restated Trust Indenture;

AND WHEREAS the Trustee has agreed to hold the Initial Contribution and all amounts and assets subsequently received under this Indenture or in respect of the investment of the assets of the Trust in accordance with the provisions hereinafter set forth;

AND WHEREAS Trilogy Energy will be the administrator of the Trust and as administrator will be allocated powers and duties in accordance with the provisions hereinafter set forth and will be delegated certain powers and duties by the Trustee pursuant to the Administration Agreement (as defined herein);

AND WHEREAS the Initial Unitholder and the Trustee desire that the beneficiaries of the Trust, including the Initial Unitholder, shall be the holders of the Trust Units;

AND WHEREAS the Initial Unitholder and the Trustee desire that the Trust shall qualify as a "mutual fund trust" pursuant to subsection 132(6) of the Tax Act;

AND WHEREAS the parties hereto desire to set out the agreements, terms and conditions which shall govern their mutual and respective rights, powers and obligations with respect to the settlement and administration of the Trust;

NOW THEREFORE THIS INDENTURE WITNESSETH THAT in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares, covenants and agrees with the Unitholders, and the Unitholders covenant and agree with the Trustee, as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture, including the recitals hereto, and in the Certificates, unless the context otherwise requires, the following terms have the following meanings:

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended from time to time, including the regulations promulgated thereunder;

"**Administration Agreement**" means the administration agreement dated February 25, 2005 among the Administrator and the Trustee, in its capacity as trustee of the Trust and the Holding Trust Trustee, in its capacity as trustee of Holding Trust, as from time to time amended, supplemented or restated;

"**Administrator**" means Trilogy Energy and its successors and assigns as Administrator hereunder and under the Administration Agreement;

"**Affiliate**" has the meaning set forth in the *Securities Act* (Alberta), as amended from time to time, and for greater certainty in respect of the Trust includes all direct and indirect Subsidiaries of the Trust, from time to time;

"**Arrangement**" means the proposed arrangement of Paramount Resources Ltd. under section 193 of the ABCA, on the terms set forth in the Plan;

"**Arrangement Agreement**" means the arrangement agreement to be entered into, among Paramount Resources Ltd., the Trust, Holding Trust, 1155120 Alberta Ltd. Trilogy Energy, 1136980 Alberta Ltd. and Paramount Oil & Gas Ltd., as from time to time amended, supplemented or restated;

"**Associate**" has the meaning set forth in the *Securities Act* (Alberta), as amended from time to time;

"**Auditors**" means the firm of chartered accountants appointed as auditors of the Trust by or in accordance with Article 16;

"**Board of Directors**" means the board of directors of Trilogy Energy;

"**Business Day**" means any day other than a Saturday, Sunday, or other day on which banks are required to be closed in Calgary, Alberta;

"**Cash Flow of the Trust**" shall be calculated in accordance with Section 5.1 and shall mean the amount so calculated;

"**Certificate**" means a certificate evidencing one or more Trust Units, in the form attached as a schedule to this Indenture or in such other form approved by the Trustee from time to time, issued and certified in accordance with the provisions hereof;

"**Counsel**" means a law firm that is qualified to practice law in the Province of Alberta and is reasonably acceptable to the Trustee;

"Distribution Payment Date" in respect of a Distribution Period means on or about the date that is 15 days immediately following the end of the Distribution Period or such other date determined from time to time by the Administrator on behalf of the Trustee;

"Distribution Period" means each calendar month, or such other periods as may be hereafter determined from time to time by the Administrator, on behalf of the Trustee, from and including the first day thereof and to and including the last day thereof;

"Distribution Record Date" means the last day of each Distribution Period or such other date as may be determined from time to time by the Administrator on behalf of the Trustee, or, if that day is not a Business Day, the next following Business Day, except that December 31 shall in all cases be a Distribution Record Date;

"Effective Date" means the date the Arrangement is effective under the ABCA;

"Holding Trust" means Trilogy Holding Trust, an investment trust to be established under the laws of Alberta;

"Holding Trust Declaration of Trust" means the declaration of trust of Holding Trust dated as of February 25, 2005 among the Holding Trust Trustee, the Administrator and the settlor of the Holding Trust, as amended, supplemented or restated from time to time;

"Holding Trust Note Indenture" means the agreement dated as of February 25, 2005 between Holding Trust and Computershare Trust Company of Canada pursuant to which the Holding Trust Notes will be issued, as from time to time amended, supplemented or restated and any subsequent agreement which may be entered into between a person and a trust company pursuant to which Holding Trust Notes are issued;

"Holding Trust Notes" means the notes of Holding Trust issued pursuant to the Holding Trust Note Indenture to be designed as Series 1 Notes, Series 2 Notes and Series 3 Notes; and **"Holding Trust Notes"** also means any unsecured subordinated notes of Holding Trust which may be subsequently issued by Holding Trust;

"Holding Trust Trustee" means The Canada Trust Company, as initial trustee of the Holding Trust, or such other person as becomes the trustee of the Holding Trust in accordance with the Holding Trust Declaration of Trust;

"Holding Trust Units" means units of Holding Trust;

"Income of the Trust" has the meaning ascribed thereto in Section 5.2(a) and shall mean the amount so calculated;

"Information Circular" means the information circular and proxy statement, together with all appendices hereto, to be distributed by Paramount Resources Ltd. in connection with the Meeting;

"Initial Contribution" means the amount of $20.00 paid by the Initial Unitholder to the Trustee on the date hereof for the purpose of settling the trust constituted by this Indenture;

"Initial Unitholder" means 994742 Alberta Inc., the settlor of the trust constituted hereby;

"Internal Reorganization" means a reorganization of the direct or indirect assets of, liabilities and/or securities of any of the Trust, the Holding Trust, Trilogy Energy or any other direct or indirect Subsidiaries of the Trust that following the completion of such reorganization, results in the Trust holding directly or indirectly the same interest in the assets and liabilities as existed prior to the reorganization;

"**Issue Expenses**" means all expenses of an Offering payable by the Trust including legal fees, accounting fees and printing expenses and all other fees and expenses which may be described, whether generally or specifically, in any Offering Document relating to the particular Offering, but excluding Underwriters' Fees;

"**Market Redemption Price**" has the meaning set forth in Section 6.3;

"**Meeting**" means the special meeting of securityholders of Paramount Resources Ltd., and any adjournment(s) thereof, *inter alia*, to consider and to vote on the resolution in respect of the Arrangement;

"**Net Realized Capital Gains**" has the meaning set forth in Section 5.2(b);

"**Non-Canadian Partnership**" means a partnership other than a "Canadian partnership" within the meaning of the Tax Act;

"**Non-Resident**" means a person who is not resident in Canada within the meaning of the Tax Act;

"**Non-Resident Unitholder**" means a Unitholder who is a Non-Resident or a Non-Canadian Partnership;

"**Offer**" has the meaning set forth in section 9.1(b), except in Section 12.11 where it has the meaning defined therein;

"**Offering**" means any issuance or offering on a public or private basis in Canada or elsewhere of: (i) Trust Units or any rights, warrants (including so called "special warrants" or "subscription receipts" which may be exercisable for no additional consideration), options or other securities to purchase, convert into or exchange into Trust Units on such terms and conditions as the Board of Directors may determine, including without limitation, instalment receipts or similar securities; (ii) Special Voting Rights; or (iii) debentures, notes or other evidences of indebtedness of the Trust;

"**Offering Document**" means any one or more of a prospectus, information memorandum, private placement memorandum and similar public or private offering document or any understanding, commitment or agreement relating to an Offering;

"**Ordinary Resolution**" means a resolution passed by more than 50% of the votes cast by or on behalf of Unitholders, either present in person or by proxy, at a meeting of Unitholders (including any adjourned meeting) duly convened for the purpose of approving such resolution or approved in writing by holders of more than 50% of the Trust Units entitled to be voted on such resolution;

"**outstanding**", in relation to Trust Units, has the meaning attributed thereto in Section 1.2;

"**Partnership" means** Trilogy Energy LP;

"**Permitted Investments**" means: (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institution (including the Trustee and any Affiliate of the Trustee) the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited, (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited at the time of acquisition, in each case maturing within 180 days after the date of acquisition; provided that an investment of the type referred to in Section 4.3 shall not be a Permitted Investment;

"**person**" means any individual, partnership, body corporate, association, trust, syndicate or unincorporated organization and words importing persons having a similar meaning;

"**Plan**" means the plan of arrangement under Section 193 of the ABCA as set forth in the Arrangement Agreement, as from time to time amended, supplemented or restated in accordance with the terms thereof;

"**Pro Rata Share**" of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the particular amount by the quotient obtained when the number of Trust Units that are owned by that Unitholder at that time is divided by the total number of Trust Units that are outstanding at that time;

"**Properties**" means the working, royalty or other interests from time to time in any petroleum and natural gas rights, tangibles and miscellaneous interests which may be acquired directly by the Partnership or indirectly by the Trust from time to time;

"**Special Resolution**" has the meaning set forth in Section 11.6;

"**Special Unitholders**" means the holders from time to time of one or more Special Voting Rights;

"**Special Voting Rights**" means a special voting right of the Trust, issued and certified hereunder for the time being outstanding and entitled to the benefits and subject to the limitations set forth in Section 3.2 hereof;

"**Subsequent Investment**" means any of the investments which the Trust may make pursuant to subsection 4.1(b);

"**Subsidiary**" means any body corporate, partnership or trust or other entity in respect of which the Trust directly or indirectly holds a majority of the outstanding voting interests and for certainty includes Holding Trust, the Partnership and Trilogy Energy;

"**Tax Act**" means the *Income Tax Act* (Canada) and the Income Tax Regulations and the Income Tax Application Rules applicable with respect thereto, all as amended from time to time;

"**Transfer Agent**" means Computershare Trust Company of Canada, in its capacity as transfer agent and registrar for the Trust Units, or such other company as may from time to time be appointed by the Trustee to act as transfer agent and registrar for the Trust Units together, in either such case, with any sub-transfer agent duly appointed by the transfer agent;

"**Trilogy Energy**" means Trilogy Energy Ltd.;

"**Trust**" means the trust relationship between the Trustee and the Unitholders with respect to the Trust Fund upon the terms and conditions set out herein from time to time and, if the context requires, may also refer to the Trust Fund;

"**Trust Expense**" means all expenses incurred by the Trustee, the Administrator or any third party, in each case for the account of the Trust, in connection with this Indenture, the ongoing management of the Trust and the ongoing administration of the Trust Units, including without limitation those amounts payable to the Trustee under Sections 7.10, 8.8 and 8.9 and all amounts payable to Trilogy Energy by the Trust under the Administration Agreement;

"**Trust Fund**", at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trust or by the Trustee on behalf of the Trust for the purposes of the Trust under this Indenture:

(i) the Initial Contribution;

(ii) the Holding Trust Units and the Holding Trust Notes and the shares and indebtedness of Trilogy Energy;

(iii) all funds realized from the issuance of Trust Units and the proceeds of borrowings;

(iv) any Subsequent Investments;

(v) any proceeds of disposition of any of the foregoing property;

(vi) any securities issued by Holding Trust to the Trust on the maturity or redemption of any Holding Trust Notes;

(vii) any Permitted Investments in which funds may from time to time be invested; and

(viii) all income, interest, dividends, distributions, profit, gains, accretions, additional assets, and rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

"Trust Unit" means a trust unit of the Trust created, issued and certified hereunder and for the time being outstanding and entitled to the benefits hereof;

"Trustee" means Computershare Trust Company of Canada, in its capacity as trustee of the Trust or its successor or successors for the time being as trustee;

"Underwriters' Fees" means the amount designated as underwriters' fees in an Underwriting Agreement;

"Underwriting Agreement" means any underwriting, agency or similar agreement entered into by the Trustee and investment dealers and such other persons, including the Administrator, as may be party thereto, relating to an Offering;

"Unitholders" means the holders from time to time of one or more Trust Units; and

"year" means a calendar year.

1.2 Meaning of "outstanding"

Every Trust Unit created, issued and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or the Certificate evidencing such Trust Unit shall be delivered to the Trustee for cancellation, provided that when a new Certificate has been issued in substitution for a Certificate which has been lost, stolen or destroyed, only one of such Certificates shall be counted for the purpose of determining the number of Trust Units outstanding.

1.3 Tax Act

In this Indenture, any reference to the Tax Act shall refer to the Income Tax Act, Revised Statutes of Canada 1985, Chapter 1 (5th Supplement), the Income Tax Regulations and the Income Tax Application Rules, as each may be amended from time to time. Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4 Headings

The division of this Indenture into Articles and Sections, the provision of a table of contents, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5 Construction of Terms

In this Indenture, words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; references to dollar amounts refer to such amounts in Canadian currency; references to "this Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions refer to this Indenture, and not to any particular Article, Section or other portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof; and the expressions "Article" and "Section" followed by a number, letter, or combination of numbers and letters refer to the specified Article or Section of this Indenture.

1.6 References to Acts Performed by the Trust

Any reference in this Indenture to an act to be performed by the Trust shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or, to the extent applicable, by the Administrator (or any of its agents, servants, employees, contractors or delegates) on behalf of the Trust.

ARTICLE 2
THE TRUST

2.1 Initial Contribution

The parties hereto acknowledge that the Initial Unitholder has paid, concurrently with the execution of the Initial Trust Indenture, the Initial Contribution to Computershare Trust Company of Canada, in its capacity as trustee of the Trust and one Trust Unit in the Trust has been issued in consequence thereof.

2.2 Declaration of Trust

The Trustee hereby agrees and declares that it holds and will hold the Trust Fund in trust for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trusts and subject to the terms and conditions set forth in this Indenture, such trust to constitute the Trust hereunder.

2.3 Name

The name of the Trust is "Trilogy Energy Trust" and, whenever practicable, lawful and convenient, the property of the Trust shall be held, the affairs of the Trust shall be conducted and transacted, documents shall be executed and legal proceedings shall be taken under that name. If the Trustee determines that the use of such name is not practicable, legal or convenient, the Trustee may use such other designation or may adopt such other name for the Trust as the Trustee deems appropriate and the Trust may hold property and conduct its activities under such other designation or name.

2.4 Nature of the Trust

The Trust is an open-ended unincorporated investment trust established for the purposes specified in Section 4.1 hereof. The Trust is not, is not intended to be, and shall not be deemed to be, and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustee or the Unitholders or any of them or any other person be, or be deemed to be, treated in any way whatsoever as, or liable or responsible hereunder as, partners or joint venturers. The Trustee shall not be, or be deemed to be, an agent of the Unitholders. The relationship of the Unitholders in their capacity as such to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Indenture and applicable laws.

2.5 Legal Entitlements and Restrictions on Unitholders

(a) The rights of each Unitholder in their capacity as such to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein.

(b) Subject to the terms and conditions of this Indenture, no Unitholder or Unitholders shall be entitled to interfere or give any direction to the Trustee or the Administrator with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee or the Administrator under this Indenture.

(c) The legal ownership of the property and assets of the Trust and the right to conduct the affairs of the Trust (subject to the limitations contained herein) are vested exclusively in the Trustee and the Unitholders shall have no interest therein and they shall have no right to compel or call for any partition, division, dividend or distribution of the Trust Fund or any of the assets of the Trust. The Trust Units shall be personal property and shall confer upon the holder thereof only the interest and rights specifically set forth in this Indenture. No Unitholder has or is deemed to have any right of ownership in any of the property or assets of the Trust.

2.6 Liability of Unitholders

No Unitholder in its capacity as such shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to this Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to this Indenture, and no Unitholder shall be liable to indemnify the Trustee or any other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or any other person on behalf of or in connection with the Trust; provided, however, to the extent any Unitholder is held by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless such Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by such Unitholder from or arising as a result of such Unitholder not having any such limited liability.

2.7 Contracts of the Trust

In respect of any obligations or liabilities being incurred by the Trust, or the Trustee or the Administrator on behalf of the Trust, the Trustee, the Administrator and the Trust shall make all reasonable efforts to ensure that every contract entered into by or on behalf of the Trust, whether by the Trustee, the Administrator or otherwise, shall (except as the Trustee or the Administrator may otherwise expressly agree in writing with respect to their own personal liability) include a provision substantially to the following effect:

> The parties hereto acknowledge that [the Trustee] [the Administrator] is entering into this agreement solely [in its capacity as Trustee] [on behalf] of the Trust and the obligations of the Trust hereunder shall be binding upon [the Trustee,] [the Administrator] only in such capacity, provided that recourse to [the Trustee] [the Administrator] in such capacity or against any of the Unitholders of the Trust or in any manner in respect of any indebtedness, obligation or liability of [the Trustee] [the Administrator] arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or other tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of February 25, 2005, as amended from time to time;

The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustee, the Administrator or any Unitholder. If, notwithstanding this provision, the Trustee, the Administrator or any Unitholder shall be held liable to any person by reason of the omission of such statement from any such agreement, undertaking or obligation such Trustee, the Administrator or Unitholder shall be entitled to indemnity and reimbursement out of the Trust Fund to the full extent of such liability.

2.8 Head Office of Trust

The head office of the Trust shall be located at 4100, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, or at such other place in Canada as the Trustee may from time to time designate. The Province of Alberta is the place of administration of the Trust and the affairs of the Trust shall be managed and the administration of the Trust shall be directed by the Trustee by and through its offices located in the Province of Alberta.

2.9 Unitholders Bound

This Indenture shall be binding upon all persons who become Unitholders from time to time, including holders of Special Voting Units. By acceptance of a Unit Certificate representing any Units the Unitholder thereof shall be deemed to have agreed to be bound, and shall be so bound, by this Indenture.

ARTICLE 3
TRUST UNITS

3.1 Designation of Trust Units

(a) The beneficial interest in the Trust is divided into interests of one class, described and designated as Trust Units, which are entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder shall be determined by the number of Trust Units registered in the name of the Unitholder.

(b) Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.

3.2 Special Voting Rights

In addition to Trust Units, there may be issued Special Voting Rights entitling the holders thereof to attend at meetings of Unitholders and to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors in the resolution authorizing the issuance of any such Special Voting Rights. Except for the right to attend and to vote at meetings of the Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights; and for greater certainty, the holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any property or assets of the Trust on termination or winding-up of the Trust.

3.3 Authorized Number of Trust Units and Special Voting Rights

(a) The aggregate number of Trust Units which are authorized and may be issued hereunder is unlimited.

(b) The aggregate number of Special Voting Rights which are authorized and may be issued hereunder is unlimited.

3.4 Issue of Trust Units, Special Voting Rights and Indebtedness

(a) Trust Units shall be issued pursuant to and in accordance with the Plan;

(b) The Trust is authorized to issue Trust Units and Special Voting Rights on such terms as the Board of Directors may determine. The Trust is further authorized to create, issue, sell and deliver any rights, warrants (including so called "special warrants" or "subscription receipts" which may be exercisable for no additional consideration), options or other securities to purchase, convert into or exchange into Trust Units, on such terms and conditions as the Board of Directors may determine, including without limitation, instalment receipts or similar securities.

(c) The Administrator may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions, to such persons and at such consideration as the Board of Directors may determine.

3.5 Trust Units Fully Paid and Non-Assessable

A Trust Unit shall be issued only when fully paid in money, property (including indebtedness), or past services and the Unitholder shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Unit; provided however that the Trust Units to be issued under an Offering may be issued for consideration payable in instalments and that the Trust may take security over such Trust Units to be issued under such an Offering as security for the payment of unpaid instalments.

3.6 No Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit or Special Voting Right. There are no pre-emptive rights attaching to any Trust Unit or Special Voting Right.

3.7 No Fractional Trust Units

Fractions of Trust Units shall not be issued, except pursuant to distributions of additional Trust Units to all Unitholders pursuant to Section 5.7. Fractions of Trust Units will not be entitled to vote at meetings of Unitholders.

3.8 Re-Purchase of Initial Trust Unit by Trust

Immediately after the Effective Date, the Trust shall purchase the initial Trust Unit from the Initial Unitholder, and the Initial Unitholder shall sell the initial Trust Unit to the Trust, for a purchase price of $20.00 and, upon the completion of such purchase and sale, the initial Trust Unit shall be cancelled and shall no longer be outstanding for any of the purposes of this Indenture.

3.9 Consolidation of Trust Units

Immediately after any pro rata distribution of additional Trust Units to all Unitholders pursuant to Section 5.7, the number of outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. In each case, each Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation. Notwithstanding the foregoing, where tax is required to be withheld in respect of a Unitholder's share of the distribution: (i) the consolidation of the Trust Units held by such Unitholder will result in such Unitholder holding that number of Trust Units equal to the number of Trust Units held by such Unitholder prior to the distribution minus the number of Trust Units withheld on account of withholding taxes payable by the Unitholder in respect of the distribution; and (ii) the consolidation shall not apply to any Trust Units so withheld. Any Trust Units so withheld shall either be delivered to the appropriate taxation authority or sold, in which case the net proceeds shall be remitted to the appropriate taxation authority. Such Unitholder will be required to surrender the Certificates, if any, representing such Unitholder's original Trust Units, in exchange for a Certificate representing such Unitholder's post-consolidation Trust Units.

3.10 Non-Resident Unitholders

It is in the best interest of Unitholders that the Trust always qualify as a "mutual fund trust" under the Tax Act. Accordingly, in order to ensure the maintenance of such status:

(a) In order to ensure that the Trust continues to qualify as a "mutual fund trust" at no time may Non-Residents or Non-Canadian Partnerships be the beneficial owners of more than 49% of all outstanding Trust Units:

(b) The Administrator may, at any time and from time to time, in its sole discretion, request that the Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership under Section 8.12, perform residency searches of Unitholder and beneficial Unitholder mailing address lists and take such other steps specified by the Administrator, at the cost of the Trust, to determine or estimate as best as is possible the residence of the beneficial owners of Trust Units.

(c) If at any time the Board of Directors, in its sole discretion, determines that it is in the best interest of the Trust, the Administrator, may:

(i) require the Trustee to refuse to accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration to the Administrator pursuant to Section 8.12 that the Trust Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a Non-Resident or Non-Canadian Partnership;

(ii) to the extent practicable in the circumstances, send a notice to registered holders of Trust Units which are beneficially owned by Non-Residents or Non-Canadian Partnerships, chosen in inverse order to the order of acquisition or registration of such Trust Units beneficially owned by Non-Residents or Non-Canadian Partnerships or in such other manner as the Administrator may consider equitable and practicable, requiring them to sell their Trust Units which are beneficially owned by Non-Residents or Non-Canadian Partnerships or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of such Trust Units or provided the Administrator with satisfactory evidence that such Trust Units are not beneficially owned by Non-Residents or Non-Canadian Partnerships within such period, the Administrator may, on behalf of such registered Unitholder, sell such Trust Units and, in the interim, suspend the voting and distribution rights attached to such Trust Units and make any distribution in respect of such Trust Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units so disposed of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the Certificates representing such Trust Units;

(iii) delist the Trust Units from any non-Canadian stock exchange; and

(iv) take such other actions as the Board of Directors determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Trust Units held by Non-Resident Unitholders or Non-Canadian partnerships to ensure that not more than 49% of all outstanding Trust Units are beneficially owned by Non-Residents or Non-Canadian Partnerships.

(d) The Trustee shall have no liability for amounts received pursuant to sales of Trust Units made pursuant to Section 3.10(b)(ii). Except as specifically set out herein, the Trustee shall not be

bound to do or take any proceeding or action with respect to this Section 3.10 by virtue of the powers conferred on it under this Indenture. The Trustee shall not be deemed to have notice of any violation of this Section 3.10 unless and until it has been given written notice of such violation and shall be required to act only as required by this Indenture and upon an indemnity satisfactory to the Trustee being provided by the Trust. The Trustee shall not be required to actively monitor the Non-Resident holdings of the Trust. It is acknowledged that the Trustee cannot monitor Non-Resident Unitholders given that the Trust Units will be registered in the name of depositories and other non-beneficial holders. The Trustee shall not be liable for any violation of the Non-Resident ownership restriction in this Section 3.10 which may occur during the term of the Trust.

(e) Notwithstanding any other provision of the Indenture, Non-Residents or Non-Canadian Partnerships, whether registered holders or beneficial holders of Trust Units, shall not be entitled to vote in respect of any Special Resolutions to amend this Section 3.10.

3.11 Distribution Reinvestment and Trust Unit Purchase Plan

Subject to any required regulatory approvals (and any Unitholder approval imposed by regulatory requirements), the Trustee may, as directed by the Administrator, establish one or more Unitholder rights plans, distribution reinvestment plans, Trust Unit purchase plans, Trust Unit option plans, incentive option plans or other compensation plans at any time and from time to time.

ARTICLE 4
INVESTMENT OF THE TRUST FUND

4.1 Purpose of the Trust

The purposes for which the Trust is created are as follows:

(a) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities (whether debt or equity, of whatever nature or kind) of, or issued by Holding Trust and Trilogy Energy from time to time including, without limitation, Holding Trust Units, Holding Trust Notes and securities of Trilogy Energy;

(b) acquiring or holding royalties or net profits interests in respect of Properties and making any deferred royalty purchase payments which may be required with respect to such other royalties; provided however that in no event shall the Trust invest in any royalties which constitute an interest in land or a covenant running with the properties with respect to which such royalty relates;

(c) acquiring, holding or investing in interests or securities of Holding Trust, Trilogy Energy, any other Subsidiary of the Trust or any other entity including, without limitation, bodies corporate, partnerships or trusts, any of which holds assets which derive their value from petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, electricity and power generating assets and pipeline, gathering, processing and transportation assets or facilities with or without associated properties;

(d) borrowing funds and issuing debt securities for the purposes, directly or indirectly, set forth in Section 4.1(a), (b), and (c) and entering into subordination or hedging arrangements, if any, in relation thereto;

(e) disposing of any part of the Trust Fund, including, without limitation, any securities of Holding Trust, Trilogy Energy, or any other Subsidiary of the Trust and any royalties in respect of Properties;

(f) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other investments as contemplated by Section 4.2 hereof, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders;

(g) issuing Trust Units and other securities of the Trust for the purposes of:

(i) obtaining funds to conduct the activities described above, including raising funds for further acquisitions;

(ii) repayment of any indebtedness or borrowings of the Trust;

(iii) establishing and implementing unitholder rights plans, distribution reinvestment plans, Trust Unit purchase plans, incentive option plans or other compensation plans, if any, established by the Trust; and

(iv) making non-cash distributions to holders of Trust Units as contemplated by this Indenture including *in specie* redemptions and distributions pursuant to distribution reinvestment plans, if any, established by the Trust:

(h) guaranteeing, indemnifying or acting as surety for the obligations of its Affiliates pursuant to any indebtedness for borrowed money, credit facilities, including letters of credit, bankers' acceptances and other similar financing or security arrangements, any obligations or liabilities pursuant to swap or hedging arrangements or any other obligation incurred by such entity in good faith for the purpose of carrying on its business, and pledging securities of and mortgaging, charging or granting security interests in any property of the Trust, including the Trust Fund as security for any obligation of the Trust, including obligations under any such guarantee, indemnity or surety and entering into subordination or other arrangements or agreements in relation thereto;

(i) granting security in any form, over any or all of the Trust Fund to secure any or all of the obligations of the Trust;

(j) repurchasing or redeeming securities of the Trust, including Trust Units, subject to the provisions of this Indenture and applicable law;

(k) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto;

(l) carrying out any of the transactions, and entering into and performing any of the obligations of the Trust under any agreements contemplated by this Indenture;

(m) engaging in all activities ancillary or incidental to any of those activities set forth in paragraphs (a) through (l) above; and

(n) undertaking such other activities or taking such other actions including investing in securities as shall be approved by the Administrator from time to time.

4.2 Permitted Investments

Subject to Section 4.3, any funds within the Trust Fund that are not required to be invested as provided in Sections 4.1, shall be used by the Trust only to acquire Permitted Investments or as permitted by Section 8.2(f) or Section 8.2(r).

4.3 Investment Restrictions

Notwithstanding anything contained in this Indenture, under no circumstances shall the Trust acquire any investment which:

(a) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act at the time such investment was acquired; or

(b) would, as a direct consequence of such acquisition, cause a Trust Unit to be considered "foreign property" at such time as defined under the provisions of the Tax Act.

The Trustee may consult with and receive direction from the Administrator with respect to any investment to ensure compliance with this provision and may, prior to any investment, request that the Administrator obtain an opinion of Counsel confirming that such investment will not cause the Trust Units to become "foreign property" and that the Trust will continue to maintain its status as a "unit trust" or a "mutual fund trust" for the purposes of the Tax Act.

ARTICLE 5
DISTRIBUTIONS

5.1 Computation of Cash Flow of the Trust

The Cash Flow of the Trust, for, or in respect of, any Distribution Period, shall be equal to the sum of:

(a) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; and

(b) the proceeds of any issuance of Trust Units or any other securities of the Trust, net of the expenses of issuance, and, if applicable, the use of proceeds of any such issuance for the intended purpose;

less the sum of:

(c) all amounts which relate to the redemption or repurchase of Trust Units and which have become payable in cash by the Trust in such Distribution Period and any expenses and liabilities of the Trust in such Distribution Period; and

(d) any other amounts (including taxes) required by law or hereunder to be deducted, withheld or paid by or in respect of the Trust in such Distribution Period.

5.2 Computation of Income and Net Realized Capital Gains

(a) The **"Income of the Trust"** for any taxation year of the Trust shall be the net income for the year determined pursuant to the provisions of the Tax Act (other than subsection 104(6) and paragraph 82(1)(b)) having regard to the provisions thereof which relate to the calculation of income of a trust, and taking into account such adjustments thereto as are determined by the Trustee in respect of dividends received from taxable Canadian corporations, amounts paid or payable by the Trust to holders of Trust Units and such other amounts as may be determined in the discretion of the Trustee; provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

(b) The "**Net Realized Capital Gains**" of the Trust for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust for the year exceeds (i) the aggregate of the capital losses of the Trust for the year, (ii) any capital gains which are realized by the Trust as a result of a redemption of Trust Units pursuant to Article 6, and

(iii) the amount determined by the Trustee in respect of any net capital losses for prior taxation years which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for the year.

5.3 Distributions of Cash Flow of the Trust

The Administrator, on behalf of the Trustee, shall, subject to any limitations contained in any Offering Document and any limitations imposed by any agreements entered into with lenders to the Trust, Holding Trust or any Affiliate of the Trust, on or before each Distribution Record Date on or after May 2, 2005, declare payable to the holders of Trust Units on such Distribution Record Date all or any part of the Cash Flow of the Trust for the Distribution Period which includes such Distribution Record Date. The proportionate share for each Trust Unit of the amount of such Cash Flow of the Trust (or portion thereof declared payable) shall be determined by dividing such amount by the number of issued and outstanding Trust Units on such Distribution Record Date. The share of such Cash Flow of the Trust (or portion thereof declared payable) attributable to each holder of Trust Units shall be an amount equal to the proportionate share for each Trust Unit of the amount of such Cash Flow of the Trust (or portion thereof declared payable) multiplied by the number of Trust Units owned of record by each such holder of Trust Units on such Distribution Record Date. Subject to Sections 5.7 and 5.8, Cash Flow of the Trust which has been declared to be payable to holders of Trust Units in respect of a Distribution Period shall be paid in cash (by either cheque or wire transfer) on the Distribution Payment Date in respect of such Distribution Period.

5.4 Other Distributions

(a) In addition to the distributions which are made payable to holders of Trust Units pursuant to Section 5.3, the Administrator, on behalf of the Trustee, may declare to be payable and make distributions to holders of Trust Units, from time to time, out of Income of the Trust, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates as the Administrator, on behalf of the Trustee, may determine.

(b) Having regard to the present intention of the Trustee to allocate, distribute and make payable to holders of Trust Units all of the Income of the Trust, Net Realized Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under Part I of the Tax Act in any taxation year, the following amounts shall, without any further actions on the part of the Trustee, but subject to any limitations imposed by an agreements entered into with lenders to the Trust, Holding Trust or any Affiliates of the Trust, be due and payable to holders of Trust Units of record on December 31 in each such year:

(i) an amount equal to the amount, if any, by which the Income of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution made by the Trust pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustee, pursuant to Section 5.5, to have been payable by the Trust out of Income of the Trust for such year; and

(ii) an amount equal to the amount, if any, by which the Net Realized Capital Gains of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution made by the Trust pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustee, pursuant to Section 5.5, to have been payable by the Trust out of Net Realized Capital Gains for such year.

(c) The proportionate share of each Trust Unit of the amount of any distribution made pursuant to either or both of Sections 5.4(a) and (b) shall be determined by dividing such amount by the number of issued and outstanding Trust Units on the applicable record date in respect of a distribution pursuant to Section 5.4(a) and on December 31 in respect of a distribution pursuant to Section 5.4(b). Each holder of Trust Units' share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units owned of record by each such holder of Trust Units on such applicable record date or December 31 in the year of such distribution, as the case may be. Subject to

Section 5.7, amounts which are payable to holders of Trust Units pursuant to either Section 5.4(a) or (b) shall be paid in cash on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution pursuant to Section 5.4(a) or December 31 in the applicable year in respect of a distribution pursuant to Section 5.4(b).

5.5 Character of Distributions and Designations

In accordance with and to the extent permitted by the Tax Act, the Administrator, on behalf of the Trustee, in each year shall make designations in respect of the amounts payable to holders of Trust Units for such amounts that the Administrator considers to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations (or designated in respect of the Trust where the Trust is a beneficiary of another trust), net capital gains realized by the Trust in the year (or designated in respect of the Trust where the Trust is a beneficiary of another trust) and foreign source income of the Trust for the year, as well as elect under subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the Trust, rather than to such Unitholders. Distributions payable to holders of Trust Units pursuant to this Article 5 shall be deemed to be distributions of Income of the Trust, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustee shall, in its absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the non-taxable portion of the capital gains of the Trust which are encompassed in such distribution. Without limiting the generality of the foregoing and in addition to the distributions which are made payable to holders of Trust Units, the Trustee may designate any capital gain realized by the Trust as a result of the redemption of Units pursuant to Section 6.6, and any income attributable to interest accrued on Holding Trust Notes distributed, to the redeeming Unitholders in accordance with that Section.

5.6 Enforceability of Right to Receive Distributions

For greater certainty, it is hereby declared that each holder of Trust Units shall have the legal right to enforce payment of any amount payable to such Unitholder as a result of any distribution, which are payable to such Unitholder pursuant to this Article 5.

5.7 Method of Payment of Distributions

(a) Where the Administrator, on behalf of the Trustee, determines that the Trust does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable pursuant to this Article 5 on the due date for such payment, the payment may, at the option of the Administrator, on behalf of the Trustee, include the issuance of additional Trust Units, or fractions of Trust Units, if necessary, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Administrator, on behalf of the Trustee, to be available for the payment of such distribution.

(b) The value of each Trust Unit which is issued pursuant to Section 5.7(a) shall be the closing market price (as defined in Section 6.3) of the Trust Units on the applicable Distribution Record Date in respect of a distribution pursuant to Section 5.3, on the applicable Distribution Record Date in respect of a distribution under Section 5.4(a) or December 31 in respect of a distribution under Section 5.4(b), provided that if the particular date is not a Business Day then the closing market price shall be determined on the last Business Day which precedes such particular date.

5.8 Withholding Taxes

The Administrator, on behalf of the Trustee, may deduct or withhold from distributions payable to any holder of Trust Units all amounts required by law to be withheld from such distribution. In addition, Non-Resident Unitholders will be required to pay all withholding taxes payable in respect of any distributions in the form of additional Trust Units under Section 5.7. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Trust Indenture and the Administrator, on behalf of the Trustee, is, or

was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to the Unitholder, the Administrator, on behalf of the Trustee, shall be permitted to withhold amounts from other distributions to satisfy the withholding tax obligations.

5.9 Definitions

Unless otherwise specified or the context otherwise requires, any term in this Article 5 which is defined in the Tax Act shall have for the purposes of this Article 5 the meaning that it has in the Tax Act.

ARTICLE 6
REDEMPTION OF TRUST UNITS

6.1 Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

6.2 Exercise of Redemption Right

(a) To exercise a Unitholder's right to require redemption under this Article 6, a duly completed and properly executed notice, in a form approved by the Administrator, requiring the Trust to redeem Trust Units shall be sent to the Transfer Agent, together with the Certificate or Certificates representing the Trust Units to be redeemed. The Transfer Agent shall forthwith send such notice and Certificate or Certificates to the Administrator. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Transfer Agent and the Administrator and is accompanied by any further evidence that the Transfer Agent and the Administrator may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

(b) Upon receipt by the Transfer Agent of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the date of receipt by the Transfer Agent of such notice. Trust Units shall be considered to be tendered for redemption on the date that the Transfer Agent has, to the satisfaction of the Transfer Agent and the Administrator, received the notice, Certificates and other required documents or evidence as aforesaid.

6.3 Calculation of Redemption Price Based on Market Price

Subject to Section 6.6, upon receipt by the Transfer Agent of the notice to redeem Trust Units in accordance with Section 6.2, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (hereinafter called the "Market Redemption Price") equal to the lesser of:

(a) 90% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units were tendered for redemption; and

(b) the closing market price on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were so tendered for redemption.

For the purposes of subsection 6.3(a), the market price shall be an amount equal to the simple average of the closing price of the Trust Units for each of the 10 trading days on the principal market on which the Trust Units are quoted for trading and on which there was a closing price; provided that if the applicable exchange or market

does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for that trading day if there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day.

For the purposes of subsection 6.3(b), the closing market price shall be an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest trading prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices of the Trust Units if there was no trading on the date.

6.4 Cash Payment of Market Redemption Price

Subject to Section 6.5, the Market Redemption Price payable by the Trust in respect of the Trust Units tendered for redemption during any calendar month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments of the Market Redemption Price made by the Trust are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

6.5 No Cash Redemption in Certain Circumstances

Section 6.4 shall not be applicable to Trust Units tendered for redemption by a holder of Trust Units, if:

(a) the total amount payable by the Trust pursuant to Section 6.4 in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month exceeds $50,000 (the "Monthly Limit"); provided that the Administrator may, in its sole discretion, waive such limitation in respect of all Trust Units tendered for redemption in any calendar month. Trust Units tendered for redemption in any calendar month in which the total amount payable by the Trust pursuant to Section 6.4 exceeds the Monthly Limit will be redeemed for cash pursuant to Section 6.4 and, unless any applicable regulatory approvals are required, by a distribution *in specie* under Section 6.6 on a *pro rata* basis;

(b) at the time such Trust Units are tendered for redemption, the outstanding Trust Units are not listed for trading on the Toronto Stock Exchange or traded or quoted on any stock exchange or market which the Administrator considers, in its sole opinion, provides representative fair market value prices for the Trust Units;

(c) the normal trading of the Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10 day trading period prior to the date on which such Trust Units were tendered for redemption; or

(d) the redemption of Trust Units will result in the delisting of the Trust Units on the principal stock exchange on which the Trust units are listed.

6.6 In Specie Redemption

If, pursuant to Section 6.5, Section 6.4 is not applicable to Trust Units tendered for redemption by a holder of Trust Units, then such holder of Trust Units shall, instead of the Market Redemption Price per Trust Unit specified in Section 6.3, to be entitled to receive a price per Trust Unit (the "in specie Redemption Price") equal to the fair market value of a Trust Unit as determined by the Administrator in its sole discretion, and the in specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution *in specie* of assets from the Trust Fund which may include Series 3 Holding Trust Notes or other assets held by the Trust (other than Holding Trust Units), as determined in the sole discretion of the Administrator. In the event of distributions of Holding Trust Notes, each Holding Trust Note so distributed to the redeeming holder of Trust Units shall be in the principal amount of $100. No fractional Holding Trust Notes shall be distributed and where the number of Holding Trust Notes to be received upon redemption by a holder of Trust Units would otherwise include a fraction, that number shall be rounded down to the next lowest whole number.

The in specie Redemption Price payable in respect of the Trust Units tendered for redemption during any calendar month shall be paid by the transfer, to or to the order of the holder of Trust Units who exercised the right of redemption, within five Business Days after the end of the calendar month in which the Trust Units were tendered for redemption, of assets from the Trust Fund determined as aforesaid. In respect of any assets from the Trust Fund being transferred in payment of the in specie Redemption Price, the Trust shall be entitled to all interest paid or accrued and unpaid in respect of such assets (including Holding Trust Notes and any other instruments on which interest is accruing), to and including the date of transfer thereof. Payments by the Trust of the in specie Redemption Price are conclusively deemed to have been made upon the mailing of the documents evidencing ownership of the property so distributed by registered mail in a postage prepaid envelope addressed to the former holder of Trust Units. Upon such payment, the Trust shall be discharged from all liability to the former holder of Trust Units in respect of Trust Units so redeemed.

6.7 Purchase for Cancellation

The Trust may from time to time purchase for cancellation some or all of the Trust Units (or other securities of the Trust which may be issued and outstanding from time to time) in the market or upon any recognized stock exchange on which such Trust Units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Trust Units, provided in each case that the Trustee has determined that such purchases are in the best interests of the Trust.

6.8 Cancellation of Certificates for all Redeemed Trust Units

All Certificates representing Trust Units which are redeemed under this Article 6 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

6.9 Withholdings by the Trustee

The Trustee may deduct or withhold from all payments or other distributions payable to any Unitholder pursuant to this Article 6 all amounts required by law to be so withheld.

ARTICLE 7
APPOINTMENT, RESIGNATION AND REMOVAL OF THE TRUSTEE

7.1 Trustee's Term of Office

Subject to Sections 7.2 and 7.3, the Trustee is hereby appointed as the Trustee of the Trust for an initial term of office which shall expire at the conclusion of the third annual meeting of Unitholders. A decision to reappoint, or to appoint a successor to, the Trustee shall be made at the third annual meeting of Unitholders and thereafter at each third annual meeting of Unitholders following the meeting at which any reappointment or appointment is made. Any such reappointment or appointment shall be made either by an Ordinary Resolution at such meeting of Unitholders or in the manner set out in Section 7.4. Notwithstanding the foregoing, if the Trustee is

not re-appointed at the meeting of Unitholders held immediately before the term of office of the Trustee expires and if no successor to the Trustee is appointed at that meeting, the Trustee shall continue to hold the office of trustee under this Indenture until such Trustee is reappointed in the manner set out in this Section 7.1 or a successor has been appointed under Section 7.4.

7.2 Resignation of Trustee

The Trustee may resign from the office of trustee hereunder on giving not less than 60 days' notice in writing to the Administrator; provided that no such resignation shall be effective until: (i) a new Trustee has been appointed in the place of the Trustee in the manner set out in Section 7.4; and (ii) the new Trustee has accepted such appointment and has legally and validly assumed all obligations of the Trustee hereunder.

7.3 Removal of Trustee

The Trustee shall be removed by notice in writing delivered by the Administrator to the Trustee in the event that, at any time, the Trustee shall no longer satisfy all of the requirements of Section 7.6 or shall be declared bankrupt or insolvent or shall enter into liquidation, whether compulsory or voluntary, and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction, or if the material assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority, or if the Trustee shall otherwise become incapable of performing or shall fail in any material respect to perform its responsibilities under this Indenture (after taking into account any delegation of responsibilities and duties contemplated by this Indenture or the Administration Agreement). No notice to remove the Trustee under this Section 7.3 shall become effective until: (i) the removal of the Trustee has been approved by a Special Resolution at a meeting of Unitholders duly called for that purpose; (ii) a new Trustee has been appointed in the place of the Trustee in the manner set out in Section 7.4; and (iii) the new Trustee has accepted such appointment and has legally and validly assumed all obligations of the Trustee hereunder.

7.4 Appointment of Successor to Trustee

A successor to a Trustee which has been removed under Section 7.3 or which has given notice of resignation under Section 7.2 shall be appointed by an Ordinary Resolution passed at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of Section 7.6.

Subject to Section 7.6, the Administrator may appoint a successor to any Trustee which has been removed under Section 7.3, which has given a notice of resignation under Section 7.2 or which has not been re-appointed under Section 7.1, if the Unitholders fail to do so at the relevant meeting.

No appointment of any successor trustee shall be effective until such successor trustee shall have accepted such appointment and shall have legally and validly assumed all obligations of the Trustee hereunder.

7.5 Failure to Appoint Successor

In the event that no successor Trustee to a Trustee who has delivered a notice of resignation in accordance with Section 7.2 or who has received notice of removal in accordance with Section 7.3, has accepted an appointment within 60 days after the receipt by the Administrator of the notice of resignation or 60 days after the receipt by the Trustee of the notice of removal, the Trustee, the Administrator or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee. The appointment of such successor by such court shall not require the approval of Unitholders. The Trustee shall be reimbursed by the Trust for all reasonable costs and expenses of the Trustee relating to obtaining court approval of a successor.

7.6 Qualifications of Trustee

The Trustee and any successor to the Trustee or any new Trustee appointed under this Article 7 shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a resident of Canada for the purposes of the Tax Act. Such corporation must at all times when it is the Trustee be registered under the laws of the

Province of Alberta to carry on the business of a trust company and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Indenture.

7.7 Consequences of Resignation or Removal

Upon the resignation or removal of the Trustee, or the Trustee otherwise ceasing to be the Trustee, it shall:

(a) cease to have rights, privileges, powers and authorities of the Trustee hereunder;

(b) execute and deliver such documents as the Administrator shall reasonably require for the conveyance of any of the Trust Fund held in the Trustee's name; and

(c) account to the Administrator, as the Administrator may require, for all property which the Trustee holds as Trustee.

Upon the Trustee ceasing to hold office as such hereunder, the Trustee shall cease to be a party (as Trustee) to this Indenture; provided, however, that such Trustee shall continue to be entitled to be paid any amounts owing by the Trust to the Trustee and to the benefits of the indemnities, all limitations of liability and all other provisions for the protection of the Trustee in this Indenture.

7.8 Vacancies

No vacancy of the office of the Trustee shall operate to annul this Indenture or affect the continuity of the Trust.

7.9 Successor and Additional Trustee

The rights of the Trustee to control and exclusively administer the Trust and to have the title to the Trust Fund and all other rights of the Trustee at law shall vest automatically in any person who may hereafter become the Trustee upon its due appointment and qualification without any further act and it shall thereupon have all the rights, privileges, powers, obligations and immunities of the Trustee hereunder. Such rights shall vest in the Trustee whether or not conveyancing or transfer documents have been executed and delivered pursuant to Section 7.7 or otherwise.

7.10 Compensation and Other Remuneration

The Trustee shall be paid by the Trust such fees as may be agreed upon in writing from time to time by the Administrator and the Trustee, and if any such fees are not paid by the Trust within 30 days of the date of any invoice in respect thereof, the Trustee shall be entitled to have such fees paid out of the Trust Fund. As part of the expenses of the Trust, the Trustee may pay or cause to be paid all reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust or in connection with the discharge of any of the duties herein, including, without limitation, fees, costs and expenses of the Administrator, Auditors, accountants, lawyers, appraisers and other agents, consultants, and professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders, including remuneration of the Trustee for services rendered to the Trust in any other capacity (including as Transfer Agent or depository). All costs, charges and expenses properly incurred by the Trustee on behalf of the Trust shall be payable out of the Trust Fund. All costs, charges and expenses (including any amounts payable to the Trustee under Sections 8.8 and 8.9 properly incurred by the Trustee on behalf of the Trust shall be payable by the Trust, and if any such costs, charges and expenses are not paid by the Trust within 30 days of the date of any invoice in respect thereof, the Trustee shall be entitled to have such costs, charges and expenses paid out of the Trust Fund. The Trustee shall have a lien on the Trust Fund (which shall have priority over the interests of the Unitholders pursuant hereto) to enforce payment of the fees, costs, expenses and other amounts payable or reimbursable by the Trust to the Trustee.

7.11 Validity of Acts

Any act of a Trustee is valid notwithstanding any irregularity in the appointment of the Trustee or a defect in the qualifications of the Trustee.

ARTICLE 8
CONCERNING THE TRUSTEE

8.1 Powers of the Trustee

Subject to the terms and conditions of this Indenture, the Trustee may exercise from time to time in respect of the Trust Fund any and all rights, powers and privileges that could be exercised by a beneficial owner thereof. The responsibilities of the Trustee hereunder are however limited to those specific powers granted to it (subject to the delegations to the Administrator) and the Trustee has no obligations to Unitholders beyond the obligations specifically set out herein.

8.2 Specific Powers and Authorities of the Trustee

Subject only to the express limitations contained in this Indenture and in addition to any powers and authorities conferred by this Indenture (including, without limitation, Section 8.1 hereof) or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee, without any action or consent by the Unitholders, shall have the following powers and authorities which may be exercised by it from time to time or delegated by it, as herein provided, in its sole judgement and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper, provided that the exercise of such powers and authorities does not adversely affect the status of the Trust as a "unit trust" and a "mutual fund trust" for the purposes of the Tax Act:

(a) to accept subscriptions for Trust Units received by the Trust and to issue Trust Units pursuant thereto in accordance with this Indenture and any Offering Documents;

(b) to issue Special Voting Rights and other securities contemplated by Section 3.4(b);

(c) to maintain books and records;

(d) to prepare and provide timely reports to Unitholders in accordance with the provisions hereof;

(e) to effect payments of distributions to Unitholders;

(f) to deposit funds of the Trust in interest-bearing accounts in banks, trust companies or other financial institutions, including the Trustee or an Affiliate of the Trustee, whose short term obligations constitute Permitted Investments, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more officers, agents or representatives) as the Trustee may determine;

(g) to indemnify the directors of Trilogy Energy and any other Subsidiary of the Trust;

(h) to possess and exercise all the rights, powers and privileges pertaining to the ownership of all or any part of the property or assets of the Trust, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power;

(i) when reasonably required, to engage or employ any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(j) to collect, sue for and receive all sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof; provided that prior to taking any such action the Trustee may require from the Administrator a specific indemnity in relation thereto and funding with respect to the expenses or costs associated with such action. The Trust shall in any event be reimbursed by the Administrator for all costs and expenses incurred in respect of the matters provided for in this subsection;

(k) to arrange for insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustee or the Unitholders against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders;

(l) to cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustee or, except as prohibited by law, by and/or in the name of the Trust, the Administrator or any other person, on such terms, in such manner, with such powers in such person as the Trustee may determine and with or without disclosure that the Trust or the Trustee is interested therein, provided that should legal title to any of the assets of the Trust be held by and/or in the name of any person other than the Trustee or the Trust, the Trustee shall require such person to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(m) to accept, hold, renew or extend or participate in the acceptance, holding, renewal or extension of any security upon such terms as may be deemed advisable, and to agree to a reduction in the rate of interest on any security or to any other modification or change in the terms of any security or of any guarantee pertaining thereto, in any manner and to any extent that it may deem advisable, to waive any default in the performance of any covenant or condition of any security or in the performance of any guarantee, or to enforce the rights in respect of any such default in such manner and to such extent as it may deem advisable; to exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure, to take a conveyance in lieu of foreclosure with or without paying a consideration therefor and in connection therewith to relieve the obligation on the covenants secured by such security and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies with respect to any such security or guarantee;

(n) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers herein granted;

(o) to pay out of the Trust Fund, the Trust Expenses;

(p) except as prohibited by law, to delegate any or all of the management and administrative powers and duties of the Trustee to the Administrator or to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as provided in this Indenture and may from time to time change the Administrator;

(q) to use reasonable efforts to ensure that the Trust complies at all times with the requirements of subsections 108(2) and 132(6) of the Tax Act;

(r) pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustee in connection with the Trust Fund, or undertaking or income of the Trust, or imposed upon or against the Trust Fund, or undertaking or income of the Trust, or any part thereof and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of Income of the Trust or Net Realized Capital Gains distributed to holders of the Trust Units in the year and any other matter as shall be permitted under the Tax Act (provided that to the extent necessary the Trustee will seek the advice of the Trust's counsel or the Auditor), and do all such other acts and things as may be deemed by the Trustee in its sole discretion to be necessary, desirable or convenient.

(s) to advance any amount to Holding Trust, Trilogy Energy or other Affiliate of the Trust as a loan;

(t) without limiting any of the provisions hereof, to pay out of the Trust Fund:

(i) Underwriters' Fees;

(ii) amounts in respect of Permitted Investments and Subsequent Investments;

(iii) Issue Expenses; and

(iv) all structuring fees;

all as contemplated by any Offering Document, this Indenture or any contracts of the Trust;

(u) without limit as to amount, cost or conditions of reimbursement, to obtain credit and/or to borrow money from banks and other lenders for the purpose of carrying out the purposes of the Trust or any Affiliate of the Trust or for other expenses incurred in connection with the Trust or any Affiliate of the Trust and for such purpose may draw, make, execute and issue promissory notes and other negotiable or non-negotiable instruments and evidences of indebtedness, secure the payment of sums so borrowed and mortgage, pledge, assign or grant a security interest in all or any part of the property of the Trust or assign or grant a security interest in any money owing to the Trust or engage in any other means of financing the Trust or any Affiliate of the Trust;

(v) to guarantee, indemnify or act as surety for the obligations of Holding Trust, Trilogy Energy or any other Affiliate of the Trust pursuant to any indebtedness for borrowed money, credit facilities, including letters of credit, bankers' acceptances and other similar financing or security arrangements, any obligations or liabilities pursuant to swap or hedging arrangements or any other obligation incurred by such entity in good faith for the purpose of carrying on its business, and pledging securities of and mortgaging, charging or granting security interests in any property of the Trust, including the Trust Fund as security for any obligation of the Trust, including obligations under any such guarantee, indemnity or surety;

(w) notwithstanding any limitations contained in this Indenture or any other contracts or obligations of the Trustee or the Trust and the introductory proviso to this Section 8.2, to enter into on behalf of the Trust and observe and perform its obligations and the obligations of the Trust under any agreements with any lender, including, without limitation, compliance with any provisions thereof which may restrict the powers of the Trustee hereunder or preclude the Trustee from acting in certain circumstances on resolutions of the Unitholders as might otherwise be provided for hereunder, and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(x) to enter into subordination agreements with any lender to Holding Trust, Trilogy Energy or any Affiliate of the Trust, whether jointly or individually, pursuant to which the Trust agrees to subordinate or postpone its right to receive income and to be paid on any obligations of, and

subordinate or postpone any security interest thereto granted by Holding Trust, Trilogy Energy or any Affiliate of the Trust to the right of any such lender to be paid or have satisfied obligations owing to it, or any security interest relating thereto granted to or in favour of it by Holding Trust, Trilogy Energy or any Affiliate of the Trust, and which agreement may further provide, without limitation, that in the event of a default or the occurrence of a circumstance, condition, event or act which with lapse of time or notice may constitute a default by Holding Trust, Trilogy Energy or any such Affiliate of the Trust to any of its lenders, including any such default, circumstance, condition, event or act in connection with credit or debt facilities, swap or hedging agreements or any other ancillary facilities, none of Holding Trust, Trilogy Energy or any such Affiliate of the Trust will make any further payments in respect of such obligations to the Trust and the Trust will not make any further distributions to Unitholders, and each such subordination or postponement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(y) for the purpose of managing the Trust, to engage for hedging purposes in rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options or any other similar transaction (including any option with respect to any of such transactions) or any combination of such transactions;

(z) to form any Subsidiary of the Trust for the purpose of making any Subsequent Investment and entering into or amending any unanimous shareholders agreement or other agreement on such terms as may be approved by the Board of Directors;

(aa) to enter into and perform the obligations of the Trust under the Administration Agreement between the Trust and the Administrator;

(bb) to enter into, perform and enforce contracts of the Trust;

(cc) as may be required in connection with the purposes of the Trust and including, without limitation to make Subsequent Investments or Permitted Investments; and

(dd) to do all such other acts and things as are incidental to this Section 8.2, and to exercise all powers which are necessary or useful to carry out and promote any of the purposes for which the Trust is formed and to carry out the provisions of this Indenture.

8.3 Restrictions on the Trustee's Powers

Notwithstanding anything contained in this Indenture:

(a) The Trustee may not under any circumstances whatsoever: vote the Holding Trust Units, the Trust's securities of Trilogy Energy or, where applicable, the Holding Trust Notes; or vote the Trust's securities of, or permit Holding Trust or Trilogy Energy to vote their interests in, the Partnership, to authorize:

(i) any sale, lease or other disposition of all or substantially all of the assets of Trilogy Energy, Holding Trust or the Partnership, except in conjunction with an Internal Reorganization or a pledge, mortgage, charge or security interest in accordance with Section 8.2(u) or 8.2(v);

(ii) any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving Holding Trust or the Partnership, except in conjunction with an Internal Reorganization;

(iii) any material amendment to the Holding Trust Note Indenture, other than an amendment which is not prejudicial to the Trust;

(iv) the winding-up, liquidation or dissolution of Trilogy Energy, Holding Trust or the Partnership prior to the end of the term of the Trust; or

(v) any material amendment to the declaration of trust by which Holding Trust will be created, the partnership agreement to govern the Partnership or the constating documents of Trilogy Energy or Holding Trust Trustee, in a manner prejudicial to the Trust,

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders duly called for that purpose.

(b) Except as part of an Internal Reorganization, the Trustee shall have no power to:

(i) sell or otherwise dispose of any securities of Trilogy Energy, Holding Trust Units or Holding Trust Notes, except pursuant to a pledge, mortgage, charge or security interest in accordance with Sections 8.2(u) or 8.2(v) or an in specie redemption under Section 6.6; or

(ii) sell all or substantially all of the Trust Fund or cause Holding Trust to sell all or substantially all of its assets, or cause Holding Trust to cause any Subsidiary thereof to sell all or substantially all of the direct or indirect assets of the Trust, in each case in a single transaction or a series of related transactions, except with the approval of the Unitholders by Special Resolution.

(c) The Trustee shall not vote the securities of Trilogy Energy with respect to the election of directors of Trilogy Energy except in accordance with an Ordinary Resolution adopted at a meeting of Unitholders called for that purpose; provided that, where the articles of Trilogy Energy so provide, the Board of Directors may, between annual meetings of Unitholders, appoint one or more additional directors (but no more than 1/3 of the number of directors who held office at the expiration of the last annual meeting of Unitholders) of Trilogy Energy to serve until the next annual meeting of Unitholders and the Trustee shall not be required to vote the securities of Trilogy Energy with respect to such appointments in accordance with an Ordinary Resolution or otherwise;

(d) The Trustee shall not vote the securities of Trilogy Energy with respect to the removal of a director of Trilogy Energy or the election of a director to fill such vacancy except in accordance with an Ordinary Resolution adopted at a meeting of Unitholders called for that purpose; provided that, where a vacancy among the Board of Directors does not arise from the removal of a director by Ordinary Resolution of Unitholders, a majority of the Board of Directors may elect a director to fill such vacancy and the Trustee shall not be required to vote the securities of Trilogy Energy with respect to same in accordance with an Ordinary Resolution or otherwise. A director elected to fill a vacancy pursuant to this Section 8.3(d) shall hold office until the next annual meeting of Unitholders;

(e) The Trustee shall vote the securities of Trilogy Energy with regard to the appointment of Auditors so as to ensure that such auditors are the same as the Auditors appointed by Unitholders pursuant to Section 16.2; and

(f) Except as provided for in Section 3.9, the Trustee shall not authorize any subdivision or consolidation of the Trust Units without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

8.4 Voting of Holding Trust Units, Trilogy Energy Shares and Subsequent Investments by the Trust

Subject to Section 8.3, Holding Trust Units and the shares of Trilogy Energy or voting rights pertaining to Subsequent Investments held by the Trust shall be voted at any and all meetings or on all resolutions, by a person and in a manner designated by the Administrator.

8.5 Banking

The banking business of the Trust, or any part thereof, shall be transacted with such bank, trust company or other firm or corporation carrying on a banking business (including the Trustee or an Affiliate of the Trustee) as the Administrator may designate, appoint or authorize from time to time, and all such banking business, or any part thereof, shall be transacted on the Trust's behalf by such one or more officers of the Trustee or other persons (who may be officers or employees of the Administrator) as the Trustee may designate, appoint or authorize from time to time.

8.6 Standard of Care

Except as otherwise provided herein, the Trustee shall comply with any agreements contemplated hereby which may be binding on the Trustee or the Trust and shall exercise its powers and carry out its functions hereunder as Trustee honestly, in good faith and in the best interests of the Trust and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee, in its capacity as trustee, shall not be required to devote its entire time to the business and affairs of the Trust.

8.7 Limitations of Liability of Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, the exercise by the Trustee or any of its directors, officers, employees, shareholders or agents of, or any failure by the Trustee or any of its directors, officers, employees, shareholders or agents to exercise, any power, authority, or discretion conferred under this Indenture including, without limitation, any error in judgement, any action taken or suffered or omitted to be taken in good faith in reliance on any document that is, *prima facie*, properly executed or taken or not taken pursuant to any Ordinary Resolution or Special Resolution, any dealing with any asset that resulted in the depreciation of, or loss to, the Trust Fund, any inaccuracy in any evaluation provided by any appropriately qualified person, any reliance on any such evaluation, any reliance in good faith on any communication from the Administrator as to any matter, fact or opinion, any action or failure to act of the Administrator or any agent, representative, officer or employee of the Administrator or any other person to whom the Trustee has, as permitted hereby or with the consent of the Administrator, delegated any of its duties hereunder, or any other action, or failure to act (including failure to compel in any way any trustee to redress any breach of trust or any failure by the Administrator to perform its duties under or delegated to it under this Indenture or any other contract), unless and to the extent that such liabilities arise principally and directly out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert or advisor or Counsel with respect to any matter connected with its duties under this Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, advisor or Counsel and the Trustee shall not be liable for, and shall be fully protected from, any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, advisor or Counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under this Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgements, costs, charges or expenses against or with respect to the Trust or the Trust Fund.

8.8 Indemnification of Trustee

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless the Trustee and each of its directors, officers, employees, shareholders and agents in respect of:

(a) any liability and all costs, charges, damages and expenses sustained, suffered or incurred in respect of any claim, action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Trust or the carrying out of any of the Trustee's duties and responsibilities under this Indenture or the exercise of any power, authority or discretion pertaining thereto;

(b) any liability and all losses, damages, costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of the Administrator providing or omitting to provide services to the Trust or otherwise performing obligations pursuant to the Administration Agreement or as delegated or otherwise contemplated hereunder;

(c) all other liabilities, losses, costs, charges, taxes, damages, expenses, penalties and interest in respect of unpaid taxes or other tax matters; and

(d) all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Trust;

in each case including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of counsel to the indemnified parties that may be incurred in obtaining advice with respect to and defending any action, suit, proceedings, investigation or claim that may be made or threatened against any indemnified party, or that may be incurred in enforcing this indemnity, unless and to the extent any of the foregoing arise principally and directly out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents, in which case the provisions of this Section 8.8 shall not apply.

8.9 Environmental Indemnity

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless, the Trustee, its directors, officers, employees, shareholders and agents and each of all of their respective heirs, executors, successors and assigns (collectively, the "Indemnified Parties" and individually an "Indemnified Party") against all liabilities, asserted liabilities, losses, costs, charges, damages, expenses, and penalties (including strict liability and costs and expenses of abatement and remediation of spills or releases of contaminants and liabilities of the Indemnified Parties or any of them to third parties (including governmental agencies) in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties, or any of them, to third parties for the third parties' foreseeable and unforeseeable consequential damages) sustained, suffered or incurred in connection with or as a result of:

(a) the administration of the Trust created hereby; or

(b) the exercise or performance by the Trustee of any rights or obligations hereunder or under any other contracts;

and which result from or relate, directly or indirectly, to

(c) the presence or release or threatened presence or release of any contaminants, by any means or for any reason, on or in respect of the Properties, whether or not such presence or release or

threatened presence or release of the contaminants was under the control, care or management of the Trust or the Administrator or of a previous owner or operator of a Property;

(d) any contaminant present on or released from any property adjacent to or in the proximate area of the Properties;

(e) the breach or alleged breach of any federal, provincial or municipal environmental law, regulation, by-law, order, rule or permit by the Trust or the Administrator, or an owner or operator of a Property; or

(f) any misrepresentation or omission of a known fact or condition made by the Administrator relating to any Property.

For purposes of this Section 8.9, "liability" shall include: (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants; (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damage and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party; and (iii) liability of the Indemnified Party for damage to or impairment of the environment.

Notwithstanding the foregoing, the Trust shall not be liable to indemnify an Indemnified Party against any loss, expense, claim, liability or asserted liability to the extent resulting principally and directly from the gross negligence, wilful default or fraud of the Indemnified Party.

8.10 Apparent Authority

No person dealing with the Trustee or with any officer, employee or agent of the Trustee shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustee or by such officer, employee or agent or to make any inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the Trust Fund and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any officer, employee or any other person to act for and on behalf and in the name of the Trust.

8.11 Notice to Unitholders of Certain Matters

If the Administrator becomes aware that the Trust Units: (i) have ceased to be qualified investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (all within the meaning of the Tax Act) or any of such plans, or (ii) are to be considered "foreign property" (within the meaning of the Tax Act), the Administrator shall give notice to Unitholders at their latest address as shown on the register of Unitholders that the Trust Units of the occurrence of such events. The Trustee shall not be liable to the Trust or to any Unitholder for any costs, expenses, charges, penalties or taxes imposed upon a Unitholder as a result of or by virtue of a Trust Unit not being a qualified investment for any such plan or "foreign property", notwithstanding any failure or omission of the Trustee to have given such notice.

8.12 Declaration as to Beneficial Owner

The Administrator, or the Transfer Agent if the Administrator shall so direct, may require any Unitholder as shown on the register of Unitholders to provide a declaration, in a form prescribed by the Administrator or the Transfer Agent, as the case may be, as to the beneficial ownership of Trust Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owner is resident.

8.13 Conditions Precedent to Trustee's Obligation to Act

Notwithstanding anything to the contrary contained in this Indenture, the obligation of the Trustee to call any meeting pursuant to Article 11 or to commence to wind up the affairs of the Trust pursuant to Article 13 shall be conditional upon the Administrator, Unitholders or any other person furnishing sufficient funds to commence or continue such act, action or proceeding and furnishing an indemnity (to the extent sufficient funds for such purpose are not available in the Trust Fund) reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof, and the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Unitholders shall, if required by notice in writing by the Trustee, be subject to the same conditions as to funding and indemnity. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless it is indemnified as aforesaid.

8.14 Survival of Indemnities

The indemnities, all limitations of liability and all other provisions for the protection of the Trustee provided for in this Indenture shall survive the termination of this Indenture under Article 13 and the removal or resignation of the Trustee under Article 7.

8.15 Trustee May Have Other Interests

Subject to applicable securities laws, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Indenture, the Trustee is hereby expressly permitted to:

(a) be an Associate or an Affiliate of a person from or to whom assets of the Trust have been or are to be purchased or sold;

(b) be, or be an Associate or an Affiliate of, a person with whom the Trust or the Administrator contracts or deals or which supplies services or extends credit to the Trust or the Administrator;

(c) acquire, hold and dispose of, either for its own account or the accounts of its customers, any assets not constituting part of the Trust Fund, even if such assets are of a character which could be held by the Trust, and exercise all rights of an owner of such assets as if it were not a trustee;

(d) carry on its business as a trust company in the usual course while it is the Trustee, including the rendering of trustee or other services to other trusts and other persons for gain; and

(e) derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the Trust or the relationships, matters, contracts, transactions, affiliations or other interests stated in this Section 8.15 without being liable to the Trust or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to applicable laws, none of the relationships, matters, contracts, transactions, affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee's duties hereunder.

8.16 Documents Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any chartered bank in Canada, including an Affiliate of the Trustee, or deposited for safekeeping with any such bank.

8.17 Power of Attorney

Each Unitholder hereby grants to the Trustee, its successors and assigns, a power of attorney constituting the Trustee with full power of substitution, as his true and lawful attorney to act on his behalf, with full power and authority in his name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required:

(a) this Indenture and any other instrument required or desirable to qualify, continue and keep in good standing the Trust as a mutual fund trust;

(b) any instrument, deed, agreement or document in connection with carrying on the affairs of the Trust as authorized in this Indenture including all conveyances, transfers and other documents required in connection with any disposition of Trust Units required under Section 3.10;

(c) all conveyances, transfers and other documents required in connection with the dissolution, liquidation or termination of the Trust in accordance with the terms of this Indenture;

(d) any and all elections, determinations or designations whether jointly with third parties or otherwise, under the Tax Act or any other taxation or other legislation or similar laws of Canada or of any other jurisdiction in respect of the affairs of the Trust or of a Unitholder's interest in the Trust;

(e) any amendment to this Indenture which is authorized from time to time as contemplated by Article 10; and

(f) all transfers, conveyances and other documents required to facilitate the acquisition of Trust Units of Dissenting Unitholders pursuant to Section 12.11.

The Power of Attorney granted herein is, to the extent permitted by applicable law, irrevocable and will survive the assignment by the Unitholder of all or part of the Unitholder's interest in the Trust and will extend to and bind the heirs, executors, administrators and other legal representatives and successors and assigns of the Unitholder.

ARTICLE 9
DELEGATION OF POWERS

9.1 The Administrator

Except as expressly prohibited by law, the Trustee may grant or delegate to the Administrator such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Indenture, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Administrator to administer and manage the day-to-day operations of the Trust, to act as agent for the Trust, to execute documents on behalf of the Trust and to make executive decisions which conform to the general policies and general principles set forth herein or previously established by the Trustee. The Administrator shall have the powers and duties expressly provided for herein and in any other agreement providing for the management or administration of the Trust (including the Administration Agreement) including, without limitation, the power to retain and instruct such appropriate experts or advisors to assist it to perform its duties and obligations (and the Administrator shall notify the Trustee of the name of the person or persons retained or instructed and the terms and conditions thereof). The Trustee is authorized to enter into the Administration Agreement with the Administrator pursuant to the authority provided for hereunder, contemporaneously with this Indenture.

Without limiting the foregoing, the Trustee hereby delegates to the Administrator the power, authority and responsibility for any and all matters in relation to:

(a) any Offering including:

(i) all matters concerning the terms of and the sale or issuance of: (i) Trust Units or any rights, warrants (including so called "special warrants" or "subscription receipts" which may be exercisable for no additional consideration), options or other securities to purchase, convert into or exchange into Trust Units on such terms and conditions as the Board of Directors may determine, including without limitation, instalment receipts or similar securities; (ii) Special Voting Rights; or (iii) any debentures, notes or evidences of indebtedness of the Trust.

(ii) the terms of and all matters concerning any Underwriting Agreement;

(iii) the filing of documents or obtaining of permission from any governmental or regulatory authority or the taking of any other step under federal or provincial law to enable securities which a Unitholder is entitled to receive to be properly and legally delivered and thereafter traded;

(iv) ensuring compliance with all applicable laws;

(v) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; and

(vi) the listing and maintaining of the listing of the Trust Units on the Toronto Stock Exchange or such other or additional stock exchanges;

(b) the consideration of, or response to, an offer for Trust Units or for all or substantially all of the property and assets of the Trust or any other Subsidiary of the Trust (an "Offer") including:

(i) any Unitholder rights protection plan (or amendment or waiver thereof) either prior to or during the course of any Offer;

(ii) any defensive action either prior to or during the course of any Offer, the consideration of alternatives to any Offer which shall include continuing the Trust in its current form;

(iii) the preparation of any "Directors' Circular" in response to any Offer;

(iv) consideration on behalf of Unitholders and recommendations to Unitholders in response to any Offer;

(v) any regulatory or court action in respect of any related matters; and

(vi) the carriage of all related and ancillary matters,

provided that notwithstanding the foregoing, the Trustee shall not be required to execute any "Directors' Circular" or similar public disclosure document. For greater certainty, the Trustee shall have no liability whatsoever for any of such actions, as they shall be exclusively within the authority of the Administrator;

(c) the Arrangement, the Arrangement Agreement, the Plan and any amendments thereto; and

(d) the powers and authorities of the Trust that are necessary or desirable to enable the Administrator to fully implement each decision made by it within the scope of the power, authority and responsibility delegated to it hereunder or pursuant to the Administration Agreement including, without limitation, the power to further delegate from time to time, such powers and authorities, or any of them and the ability to execute documents or instruments on behalf of the Trust, to such

person or persons the Administrator determines appropriate and qualified to exercise such power and authorities,

The Administrator accepts such delegation and agrees that, in respect of such matters hereby delegated or subsequently delegated (and which the Administrator accepts), it shall carry out its functions honestly, in good faith and in the best interests of the Trust and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Administrator (or any of its agents, servants, employees, contractors or delegates) may execute any agreements on behalf of the Trust as the Administrator shall have authorized within the scope of any authority delegated to it hereunder or under the Administration Agreement.

9.2 Public Disclosure Documents

Notwithstanding anything to the contrary contained herein, the Trustee shall have all power and authority with respect to the matters set forth in this Section 9.2, however, the Trustee shall not have any liability or responsibility in respect of prospectuses, offering memoranda, rights offering circulars, financial statements, management's discussion and analysis, annual information forms, proxy or information circulars, takeover bid or issuer bid circulars, material change reports, press releases or other public disclosures or filings required by law or the rules or policies of securities regulatory authorities or stock exchanges, or any agreements related thereto (including, without limitation, stock exchange related matters, underwriting and indemnity agreements and ancillary matters). Such matters shall be the sole and exclusive responsibility of the Administrator, not by way of a delegation but by way of an allocation of responsibilities under this Indenture. In furtherance thereof, where certification is required under securities laws, the Administrator (which may authorize any directors or officers of the Administrator to do so) shall execute such certification on behalf of the Trust, and shall seek not to have any certification on behalf of the Trust by the Trustee, and in addition shall sign prospectuses as a promoter if requested by the Trustee (and provide an issuer-like right of action and waive any available due diligence defences).

9.3 Liability of Trustee

The Trustee shall have no liability or responsibility for any matters delegated to the Administrator or to the Board of Directors hereunder or under the Administration Agreement, and the Trustee, in relying upon the Administrator and in entering into the Administration Agreement, shall be deemed to have complied with its obligations under Section 8.6 and shall be entitled to the benefit of the indemnities, limitations of liability and other protection provisions provided for herein.

9.4 Compliance

The Administrator shall be required to notify the Trustee of any defaults hereunder or under the Administration Agreement of which it becomes aware, and to provide an annual compliance certificate in form and substance satisfactory to the Trustee, acting reasonably, with respect to the satisfaction of its obligations under this Indenture and the Administration Agreement.

ARTICLE 10
AMENDMENT

10.1 Amendment

Except as specifically provided otherwise herein, the provisions of this Indenture may only be amended by the Trustee with the consent of the Unitholders by Special Resolution.

The provisions of this Indenture may be amended by the Trustee at any time or times, without the consent, approval or ratification of any of the Unitholders, for the purpose of:

(a) ensuring that the Trust will comply with any applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act, as from time to time amended or replaced;

(c) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d) removing or curing any conflicts or inconsistencies between the provisions of this Indenture or any supplemental indenture and any other agreement of the Trust or any Offering Document, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not materially prejudiced thereby;

(e) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not materially prejudiced thereby;

(f) making such other amendments which in the opinion of the Trustee are necessary or desirable as a result of changes or proposed changes in taxation or other laws or the administration or enforcement thereof; or

(g) to change the *situs* of, or the laws governing, the Trust which, in the opinion of the Trustee is desirable in order to provide Unitholders with the benefit of any legislation limiting their liability.

Notwithstanding the foregoing, no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of amending this Section 10.1 without the consent of the holders of all of the Trust Units then outstanding.

10.2 Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to Section 10.1 and in any event not later than the date the Trust is required to provide the financial disclosure in Section 17.3, the Trustee shall furnish written notification of the substance of such amendment to each Unitholder.

10.3 Amendments Prior to the Effective Date

Notwithstanding Sections 11.5 and 14.1, on or before the Effective Date, the Trustee shall execute and deliver such indentures or instruments supplemental hereto or in restatement hereof, which may add to, delete, amend, vary or change any of the provisions hereof, as the Administrator may direct in writing and as may be necessary to give proper effect to the intent and purpose of the Arrangement.

ARTICLE 11
MEETINGS OF UNITHOLDERS

11.1 Annual and Special Meetings of Unitholders

(a) Annual meetings of the Unitholders shall be called by the Trustee commencing in 2006, on a day, at a time and at a place to be set by the Administrator. The business transacted at an annual meeting shall include:

(i) the election of the Board of Directors;

(ii) the appointment of the Auditors for the Trust, Holding Trust and the Partnership to hold office until the next annual meeting;

(iii) the placing before the Unitholder of the financial statements of the Trust for the previous financial period;

(iv) if then required, the reappointment of, or the appointment of a successor to, the Trustee, as the case may be; and

(v) such other business as the Trustee may decide.

(b) Special meetings of the Unitholders may be called at any time by the Trustee.

(c) Unitholders and Special Unitholders holding in the aggregate not less than 5% of all votes entitled to be voted at a meeting of Unitholders may requisition the Trustee to call a special meeting of Unitholders for the purposes stated in the requisition. The requisition shall (A) be in writing, (B) set forth the name and address of, and number of Trust Units and Special Voting Rights (and votes attached thereto which, in the aggregate, must not be less than 5% of all votes entitled to be voted at a meeting of Unitholders) held by, each person who is supporting the requisition, and (C) shall state in reasonable detail the business to be transacted at the meeting and shall be sent to the Trustee. Upon receiving a requisition complying with the foregoing, the Trustee shall call a meeting of Unitholders to transact the business referred to in the requisition, unless:

(i) a record date for a meeting of Unitholders has been fixed and notice thereof has been given to each stock exchange in Canada on which the Trust Units are listed for trading;

(ii) the Trustee has called a meeting of Unitholders and has given notice thereof pursuant to Section 11.2; or

(iii) in connection with the business as stated in the requisition:

(A) it clearly appears that a matter covered by the requisition is submitted by the Unitholder or Special Unitholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Trust, the Trustee, the Administrator (or any Associate or Affiliate of the Administrator), or the Unitholders, or primarily for the purpose of promoting general economic, political, religious, social or similar causes or primarily for a purpose that does not relate in a significant way to the business or affairs of the Trust;

(B) the Trust, at the Unitholder's or Special Unitholder's request, had previously included a matter substantially the same as a matter covered by the requisition in an information circular relating to a meeting of Unitholders held within 30 months preceding the receipt of such requisition and the Unitholder or Special Unitholder failed to present the matter, in person or by proxy, at the meeting;

(C) substantially the same matter covered by the requisition was submitted to Unitholders in an information circular relating to a meeting of Unitholders held within 30 months preceding the receipt of such requisition and the matter covered by the requisition was defeated; or

(D) the rights conferred by subsection 11.1(c) are being abused to secure publicity.

(d) If the Trustee does not, within 21 days after receiving the requisition, call a meeting (except where the grounds for not calling the meeting are one or more of those set forth in subsection 11.1(c) above), any Unitholder or Special Unitholder who signed the requisition may call the meeting in accordance with the provisions of Article 11, mutatis mutandis.

(e) Meetings of Unitholders shall be held in Calgary, Alberta, or at such other place as the Trustee shall designate.

(f) The chairman of any annual or special meeting shall be a person designated by the Trustee for the purpose of such meeting except that, on the motion of any Unitholder or Special Unitholder, any person present at such meeting may be elected as chairman by a majority of the votes cast at the meeting instead of such designated person or in the event that no person shall be designated by the Trustee.

(g) The Trustee shall place before any annual meeting to consider the election of directors, as nominee for election as a director, those persons it considers appropriate which shall include those persons designated by the Board of Directors.

11.2 Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail postage prepaid addressed to each Unitholder and Special Unitholder at his registered address, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall set out the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgement thereon, together with the text of any special resolution in substantially the final form proposed to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice to or the non-receipt of such notice by the Unitholders and Special Unitholders shall not invalidate any resolution passed at any such meeting.

11.3 Quorum

At any meeting of Unitholders, subject as hereinafter provided, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the votes attaching to outstanding Trust Units. For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights. If a quorum is not present at the appointed place on the date for which the meeting is called within one-half hour after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be dissolved, but in any other case it shall stand adjourned to such day being not less than 21 days later and to such place and time as may be appointed by the chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

11.4 Voting Rights of Unitholders

Only Unitholders and Special Unitholders of record shall be entitled to vote at any meeting of the Unitholders. Each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote; each Special Voting Right shall entitle the holder thereof to such number of votes as may be prescribed in the resolution of the Board of Directors authorizing the issuance of such Special Voting Right. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Trust Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Trustee, or with such agent of the Trustee as the Trustee may direct, for verification at least 24 hours prior to the commencement of such meeting. If approved by the Trustee, proxies may be solicited in the name of the Trustee. When any Trust Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register maintained pursuant to Section 12.3 shall be entitled to cast such vote.

11.5 Resolutions

(a) The Trustee shall in accordance with an Ordinary Resolution passed by the Unitholders and Special Unitholders change the Auditors as provided in Section 16.3.

(b) The Trustee shall in accordance with a Special Resolution passed by Unitholders and Special Unitholders:

(i) subject to Section 10.1, amend this Indenture;

(ii) subdivide or consolidate Trust Units other than as provided for in Section 3.9;

(iii) sell, lease or otherwise dispose of all or substantially all of the assets of the Trust;

(iv) resign if removed pursuant to Section 7.3; and

(v) commence to wind-up and wind-up the affairs of the Trust if requested pursuant to Section 13.2.

Except with respect to the matters set out in this Section 11.5 and the matters set forth in Sections 7.3, 7.4, 8.3 and 13.2 hereof, no action taken by the Unitholders and Special Unitholders and no resolution of the Unitholders and Special Unitholders at any meeting shall in any way bind the Trustee. Any action taken or resolution passed in respect of any matter pursuant to this Indenture at a meeting of Unitholders and Special Unitholders shall be by Special Resolution unless the contrary is otherwise expressly provided under any specific provision of this Indenture.

11.6 Meaning of "Special Resolution"

The expression "Special Resolution" means, subject as hereinafter in this section provided, a resolution proposed to be passed as a special resolution passed by not less than 66 2/3% of the votes cast, either in person or by proxy, at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose of approving such resolution and held in accordance with the provisions of this Indenture at which two or more holders of at least 5% of the aggregate number of Trust Units then outstanding are present in person or represented by proxy, or approved in writing by the holders of not less than 66 2/3% of the Trust Units entitled to be voted on such resolution. For the purposes of determining such percentage, the holders of any issued Special Voting Right who are present at the meeting or who sign such approval in writing shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.

If, at any such meeting, the holders of 5% of the aggregate number of Trust Units outstanding are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 11.2. Such notice shall state that at the adjourned meeting the Unitholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Unitholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in this Section 11.6 shall be a Special Resolution within the meaning of this Indenture, notwithstanding that the holders of less than 5% of the aggregate number of Trust Units then outstanding are present in person or represented by proxy at such adjourned meeting.

Votes on any Special Resolution shall always be given on a poll and no demand for a poll on any Special Resolution shall be necessary. No Special Resolution changing or amending any provision hereof relating to or affecting: (i) the Trustee, including the qualification, powers, authorities, appointment, removal or resignation

thereof; or (ii) the provisions of Articles 10, 11 or 13, shall be effective prior to 60 days from the adoption thereof in accordance with the provisions hereof.

11.7 Record Date for Voting

For the purpose of determining the Unitholders and Special Unitholders who are entitled to receive notice of and vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 50 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders and Special Unitholders entitled to receive notice of and vote at such meeting or any adjournment thereof, and any Unitholder or Special Unitholder who was a Unitholder or Special Unitholder at the time so fixed shall be entitled to receive notice of and vote at such meeting or any adjournment thereof even though such person has since that time disposed of his Trust Units, and no Unitholder or Special Unitholder becoming such after that time shall be entitled to receive notice of or vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders and Special Unitholder, the record date for such meeting shall be the Business Day immediately preceding the date upon which notice of the meeting is given as provided under Section 11.2.

11.8 Binding Effect of Resolutions

Every Ordinary Resolution and every Special Resolution:

(a) passed in accordance with the provisions of this Indenture at a meeting of Unitholders and Special Unitholders shall be binding upon all the Unitholders and Special Unitholders, if any, as the case may be, whether present at or absent from such meeting; or

(b) approved in writing by Unitholders and Special Unitholders in accordance with the provisions of this Indenture shall be binding upon all the Unitholders and Special Unitholders, if any, as the case may be;

and each Unitholder and Special Unitholder, if any, as the case may be, shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

11.9 Solicitation of Proxies

A Unitholder or Special Unitholder shall have the right to appoint a proxy, who need not be a Unitholder or Special Unitholder, to attend and act for the Unitholder at any meeting of Unitholders and Special Unitholders, if any, as the case may be. The Trustee shall solicit proxies from Unitholders and Special Unitholders in connection with all meetings of Unitholders and Special Unitholders. In connection therewith, the Trustee shall comply, to the extent possible, with all provisions of the *Business Corporations Act* (Alberta) and the requirements of Canadian securities legislation applicable to the solicitation of proxies.

11.10 No Breach

Notwithstanding any provision of this Indenture, neither the Unitholders nor Special Unitholders shall have the power to effect any amendment hereto which would require the Trustee to take any action or conduct the affairs of the Trust in a manner which would constitute a breach or default by the Trust or the Trustee under any agreement or obligation binding on the Trust or the Trustee.

ARTICLE 12
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

12.1 Nature of Trust Units

The nature of a Trust Unit and the relationship of a Unitholder to the Trustee and the relationship of one Unitholder to another is as described in Sections 2.4 and 2.5 and the provisions of this Article 12 shall not in any

way alter the nature of Trust Units or the relationship of a Unitholder to the Trustee and of one Unitholder to another, but are intended only to facilitate the issuance of Certificates evidencing the ownership of Trust Units and the recording of all such transactions whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons.

12.2 Certificates

The form of certificate evidencing Trust Units shall be substantially as set out in the Schedule hereto or such other form as is authorized from time to time by the Administrator for and on behalf of the Trustee. Each such certificate shall bear an identifying serial number and shall be signed by the Trustee or, if appointed by the Trustee, the Administrator, and shall be countersigned and registered by the Transfer Agent. Any signature by or on behalf of the Trustee or the Administrator appearing on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon, and any Certificate so signed shall be as valid as if it had been signed manually. Any such certificate so signed, countersigned and registered shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or otherwise mechanically reproduced no longer holds office at the date of issuance of such certificate. Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

12.3 Register of Unitholders

A register shall be maintained at the principal corporate trust office of the Transfer Agent in Calgary, Alberta, which register shall contain the names and addresses of the Unitholders, the respective numbers of Trust Units held by them, the numbers of the Certificates evidencing such Trust Units and a record of all transfers thereof. Branch transfer registers shall be maintained at an office of the Transfer Agent in Toronto, Ontario and at such other offices of the Transfer Agent as the Trustee may from time to time designate. Except in the case of the register required to be maintained at Calgary, Alberta, the Trustee shall have the power at any time to close any register of transfers and in that event shall transfer the records thereof to another existing register or to a new register.

Only Unitholders whose Trust Units are recorded in the register shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders, and the Trustee shall not be bound to recognize any transfer, pledge or other disposition of a Trust Unit or any attempt to transfer, pledge or dispose of a Trust Unit, or any beneficial interest or equitable or other right or claim with respect thereto, whether or not the Trustee shall have actual or other notice thereof, until such Trust Unit shall have been transferred on the register of the Trust as herein provided.

The register and branch transfer registers referred to in this Section 12.3 shall at all reasonable times be open for inspection by the Unitholders, the Administrator and the Trustee.

12.4 Transfer of Trust Units

Subject to the provisions of this Article 12 and Section 3.10, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

Subject to the provisions of this Article 12 and Section 3.10, Trust Units shall be transferable on the register or one of the branch transfer registers only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents duly authorized in writing, and only upon delivery to the Trustee or to the Transfer Agent of the Certificate therefor, if Certificates are issued, properly endorsed or accompanied by a duly executed instrument of transfer and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters as may reasonably be required by the Trustee. Upon such delivery the transfer shall be recorded on

the register of Unitholders and a new Certificate for the residue thereof (if any) shall be issued to the transferor. Unless the Administrator agrees to assume liability for transfer and exchange fees, the Unitholders shall be responsible for such fees and expenses.

Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law shall be recorded as the holder of such Trust Units and shall receive a new Certificate therefor only upon production of evidence satisfactory to the Trustee thereof and delivery of the existing Certificate to the Trustee, and until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustee shall have actual or other notice of such death or other event.

12.5 Trust Units Held Jointly or in a Fiduciary Capacity

The Trustee may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any Certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any Certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship. Where any Certificate is registered in more than one name, the distributions (if any) in respect thereof may be paid to the order of all such holders failing written instruction from them to the contrary, and such payment shall be a valid discharge to the Trustee and any Transfer Agent. In the case of the death of one of more joint holders, the distributions (if any) in respect of any Trust Units may be paid to the survivor or survivors of such holders, and such payment shall be a valid discharge to the Trustee and any Transfer Agent.

12.6 Performance of Trust

The Trustee, the Unitholders and any director, officer, employee or agent of the Trustee shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, whether express, implied or constructive, or of any charge, pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein except for the person recorded as a Unitholder.

12.7 Lost Certificates

In the event that any Certificate is lost, stolen, destroyed or mutilated, the Trustee may authorize the issuance of a new Certificate for the same number of Trust Units in lieu thereof. The Trustee may in its discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated Certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee may deem necessary, to surrender any mutilated Certificate, and to supply to the Trustee a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee may direct indemnifying the Trustee and its agent for so doing. The Trustee shall have the power to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Certificates. The Trustee shall pay all premiums and other funds of money payable for such purpose out of the Trust Fund with such contribution, if any, by those insured as may be determined by the Trustee in its sole discretion. If such blanket lost security bond is required, the Trustee may authorize and direct (upon such terms and conditions as the Trustee may from time to time impose) any agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated Certificate without further action or approval by the Trustee.

12.8 Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Indenture, nor give such Unitholder's

personal representative a right to an accounting or to take any action in court or otherwise against other Unitholders, the Trust, the Trustee or the Trust Fund, but shall entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new Certificate for Trust Units in place of the Certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Indenture.

12.9 Unclaimed Interest or Distribution

In the event that the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Trustee (or other appropriate government official or agency) whose receipt shall be a good discharge and release of the Trustee.

12.10 Exchanges of Certificates

Certificates evidencing any number of Trust Units may be exchanged without charge for Certificates evidencing an equivalent number of Trust Units in the aggregate. Any exchange of Certificates may be made at the offices of the Trustee or at the offices of any Transfer Agent where registers are maintained for the Certificates pursuant to the provisions of this Article 12. Any Certificates tendered for exchange shall be surrendered to the Trustee or appropriate Transfer Agent and shall be cancelled.

12.11 Offer for Trust Units

(a) In this Section 12.11:

(i) **"Dissenting Unitholder"** means a Unitholder who does not accept an Offer referred to in subsection 12.11(b) and includes any assignee of the Trust Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(ii) **"Offer"** means an offer to acquire outstanding Trust Units where, as of the date of the offer to acquire, the Trust Units that are subject to the offer to acquire, together with the Offeror's Trust Units, constitute in the aggregate 20% or more of all outstanding Trust Units;

(iii) **"offer to acquire"** includes an acceptance of an offer to sell;

(iv) **"Offeror"** means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Trust Units;

(v) **"Offeror's Notice"** means the notice described in subsection 12.11 (c); and

(vi) **"Offeror's Trust Units"** means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

(b) If an Offer for all of the outstanding Trust Units (other than Trust Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and

(i) within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Trust Units, other than the Offeror's Trust Units;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for the Trust Units of the Unitholders who accepted the Offer; and

(iii) the Offeror complies with subsections 12.11(c) and (e);

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Trust Units held by Dissenting Unitholders pursuant to subsection 12.11(b), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Unitholder stating that:

(i) Unitholders holding at least 90% of the Trust Units of all Unitholders, other than Offeror's Trust Units, have accepted the Offer;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted the Offer;

(iii) Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Certificate(s) to the Trust within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to subsection 12.11(c) shall, within 21 days after the sending of the Offeror's Notice, send his or her Certificate(s) to the Trust, duly endorsed for transfer.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to subsection 12.11(c), the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to subsection 12.11(b).

(f) The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration it receives under subsection 12.11(e). The Trustee, or such person, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to subsection 12.11(c), the Trustee, if the Offeror has complied with subsection 12.11(e), shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Trust Units of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with subsection 12.11(d) the consideration to which such Dissenting Unitholder is entitled under this Section 12.11; and

(iii) send to each Dissenting Unitholder who has not complied with subsection 12.11(d) a notice stating that:

(A) his or her Trust Units have been transferred to the Offeror;

(B) the Trustee or some other person designated in such notice are holding in trust the consideration for such Trust Units; and

(C) the Trustee, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Certificate(s) or such other documents as the Trustee, or such other person may require in lieu thereof;

and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h) An Offeror cannot make an Offer for Trust Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trust.

ARTICLE 13
TERMINATION

13.1 Termination Date

Subject to the other provisions of this Indenture, the Trust shall continue for a term ending on the earlier of December 31, 2104 and the date which is the day prior to the date, if any, the Trust would otherwise be void by virtue of any applicable rule against perpetuities then in force in Alberta. For the purpose of terminating the Trust by such date, the Trustee shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustee, being not more than two years prior to the end of the term of the Trust.

13.2 Extension or Termination by Special Resolution of Unitholders

The Unitholders may vote by Special Resolution to extend the term of, or terminate, the Trust at any meeting of Unitholders duly called for the purpose; provided that a vote to terminate the Trust may be held only if it is requested in writing by the holders of not less than 25% of the outstanding Trust Units and a quorum of holders of not less than 50% of the outstanding Trust Units are present in person or represented by proxy at the meeting or any adjournment thereof at which the vote is taken. If the Unitholders vote to terminate the Trust, the Trustee shall commence to wind-up the affairs of the Trust.

13.3 Procedure Upon Termination

Forthwith upon being required to commence to wind-up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender the Certificates evidencing their Trust Units for cancellation and the date at which the register of the Trust shall be closed.

13.4 Powers of the Trustee upon Termination

After the date on which the Trustee is required to commence to wind up the affairs of the Trust, the Trustee shall carry on no activities except for the purpose of winding-up the affairs of the Trust as herein provided and, for this purpose, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Indenture.

13.5 Sale of Investments

After the date referred to in Section 13.4, the Trustee shall proceed to wind-up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to the terms of any agreements binding on or obligations of the Trust and the Trustee, sell and convert into money assets comprising the Trust Fund in one

transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized under Section 13.2. Notwithstanding anything herein contained, in no event shall the Trust be wound up until all royalties acquired by the Trust shall have been disposed of, and under no circumstances shall any Unitholder come into possession of any interest in a royalty or net profits interest.

13.6 Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the Trust Fund among the Unitholders of record in accordance with their respective Pro Rata Shares.

13.7 Further Notice to Unitholders

If all of the Unitholders shall not have surrendered the Certificates evidencing their Trust Units for cancellation within six months after the time specified in the notice referred to in Section 13.3, the Trust Units evidenced by the Certificates that have not been surrendered shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their Pro Rata Share of the amounts referred to in Section 13.6 and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

13.8 Responsibility of Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of the assets or cash forming part of the Trust Fund after the date referred to in Section 13.4, and after such sale, the sole obligation of the Trustee under this Indenture shall be to hold such proceeds in trust for distribution under Section 13.6.

13.9 Termination of Trust

The Trust shall terminate when all of the assets of the Trust have been sold, all known and other outstanding debts, liabilities and obligations of the Trust have been paid, retired, discharged or provided for and the amounts referred to in Section 13.6 have been distributed or paid into court as provided in this Article 13. In no event shall the winding-up of the affairs of the Trust exceed ten years.

ARTICLE 14
SUPPLEMENTAL INDENTURES

14.1 Provision for Supplemental Indentures

From time to time, the Trustee and the Administrator may, and they shall when so directed in accordance with the provisions hereof, execute and deliver by their proper officers indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) giving effect to any amendment as provided in Article 10;

(b) giving effect to any Special Resolution passed as provided in Article 11;

(c) making such modifications not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such modifications are not, in the opinion of the Trustee, prejudicial to the interests of the Unitholders;

(d) making any modification in the form of Certificate which does not materially affect the substance thereof; and

(e) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee, the rights of the Trustee and the Unitholders are not prejudiced thereby;

provided that: (i) the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative; and (ii) an indenture or instrument supplemental to this Indenture shall, when executed, be binding on all parties including, without limitation, all Unitholders.

ARTICLE 15
NOTICES TO UNITHOLDERS

15.1 Notices

Any notice required to be given under this Indenture to the Unitholders shall be given by letter or circular sent through ordinary post addressed to each registered Unitholder at his last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the National Edition of *The Globe and Mail* or any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then notice shall be given by publishing twice in a newspaper in each city where the register or a branch transfer register is maintained by the Transfer Agent. Any notice so given shall be deemed to have been given on the day on which the letter or circular was posted or, in the case of notice being given by publication, the day of the second publication in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

15.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give Unitholders any notice provided for herein shall not affect the validity or effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

15.3 Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

15.4 Service of Notice

Any notice or document sent to the address of a Unitholder pursuant to this Article 15 shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served, and such service shall be deemed sufficient service on all persons interested in the Trust Units concerned.

ARTICLE 16
AUDITORS

16.1 Qualification of Auditors

The Auditors shall be an independent recognized firm or firms of chartered accountants which has or have offices in Calgary, Alberta.

16.2 Appointment of Auditors

The Auditors will be appointed at each annual meeting of Unitholders.

16.3 Change of Auditors

The Auditors may at any time be removed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting of Unitholders duly called for the purpose, and upon the resignation or the removal of the Auditors, new auditors may be appointed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting duly called for the purpose.

16.4 Reports of Auditors

The Auditors shall audit the accounts of the Trust at least once in each year, and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder as set out in Section 17.3.

ARTICLE 17
ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS

17.1 Records

The Trustee shall keep such books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Trust. Without limiting the generality of the foregoing, the Trustee will, at its principal office in Calgary, Alberta, keep records of all transactions of the Trust, a list of the assets of the Trust Fund from time to time and a copy of this Indenture and the Administration Agreement together with any amendments thereto.

17.2 Quarterly Reporting to Unitholders

The Trustee will, within 45 days after March 31, June 30 and September 30, prepare and file with applicable securities regulatory authorities unaudited financial statements of the Trust for the most recently completed quarter and mail such financial statement to each Unitholder within the time periods required by applicable law. The Administrator will review any forecast provided in any Offering Document and, if necessary, will provide the Trustee with a quarterly update. The Trustee will mail any such update to Unitholders.

17.3 Reporting to Unitholders

The Trustee will:

(a) within 90 days after the end of each year, prepare and file with applicable securities regulatory authorities audited consolidated financial statements of the Trust for the most recent completed year together with the report of the Auditors thereon and mail such financial statement to each Unitholder within the time periods required by applicable law; and

(b) mail to each person who received a distribution from the Trust during a year, within 90 days after the end of such year, the tax reporting information relating to such year prescribed by the Tax Act.

17.4 Information Available to Unitholders

The following information will be made available to Unitholders on the following terms:

(a) each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Trust, a copy of this Indenture and any indenture supplemental hereto.

(b) each Unitholder, upon payment of a reasonable fee and upon sending to the Trustee the affidavit referred to in subsection 17.4(d), may upon application require the Trustee to provide, as soon as practicable and in any event within 10 days from the receipt of the affidavit, a list (the "basic list") made up to a date not more than 10 days before the date of receipt of the affidavit setting out the names of the Unitholders, the number of Trust Units owned by each Unitholder and the address of each Unitholder as shown on the records of the Trustee.

(c) a person requiring the Trustee to provide a basic list may, if he states in the affidavit referred to in subsection 17.4(d) that he requires supplemental lists, require the Trustee, upon payment of a reasonable fee, to provide supplemental lists setting out any changes from the basic list in the names or addresses of the Unitholders and the number of Trust Units owned by each Unitholder for each Business Day following the day to which the basic list is made up.

(d) the affidavit referred to in subsection 17.4(b) shall state:

(i) the name and address of the applicant;

(ii) the name and address for service of the body corporate if the applicant is a body corporate; and

(iii) that the basic list and any supplemental lists will not be used except as permitted under subsection 17.4(e).

(e) a list of Unitholders obtained under this Section 17.4 shall not be used by any person except in connection with:

(i) an effort to influence the voting of Unitholders;

(ii) an offer to acquire Trust Units; or

(iii) any other matter relating to the affairs of the Trust.

17.5 Income Tax: Obligations of the Trustee

The Trustee shall satisfy, perform and discharge all obligations and responsibilities of the Trustee under the Tax Act or any similar provincial legislation, and neither the Trust nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.

17.6 Income Tax: Designations

In the return of its income under Part I of the Tax Act for each year, the Trust shall make such designations to Unitholders with respect to any amounts distributed or payable to Unitholders in the year including, without restricting the generality of the foregoing, designations pursuant to subsection 104(29) of the Tax Act and designations with respect to any taxable capital gains realized and distributed to Unitholders by the Trust in the year and any interest payable to Unitholders in the year, as shall be permitted under the provisions of the Tax Act and as the Administrator, in its sole discretion shall deem to be reasonable and equitable.

17.7 Income Tax: Deductions Allowances and Credits

The Administrator shall determine the tax deductions, allowances and credits to be claimed by the Trust in any year, and the Trustee shall claim such deductions, allowances and credits for the purposes of computing the income of the Trust and the amount of tax payable by the Trust pursuant to the provisions of the Tax Act.

17.8 Fiscal year

The fiscal year of the Trust shall end on December 31.

ARTICLE 18
MISCELLANEOUS

18.1 Continued Listing

The Trustee hereby appoints the Administrator as its agent and the Administrator hereby covenants to the Trustee and agrees that it shall, at the cost and expense of the Trust, take all steps and actions and do all things that may be required to obtain and maintain the listing and posting for trading of the Trust Units on the Toronto Stock Exchange or such other or additional securities exchange and to maintain its status as a "reporting issuer" not in default of the securities legislation and regulations in each of the provinces of Canada as determined necessary by the Administrator or Counsel.

18.2 Successors and Assigns

The provisions of this Indenture shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

18.3 Counterparts

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument which shall be sufficiently evidenced by any such original counterparts.

18.4 Severability

If any provision of this Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

18.5 Day Not a Business Day

In the event that any day on or before which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

18.6 Time of the Essence

Time shall be of the essence in this Indenture.

18.7 Governing Law

This Indenture and the Certificates shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereto hereby irrevocably submit to the jurisdiction of the courts of the Province of Alberta.

18.8 Notices to Trustee and the Administrator

Any notice or other communication to the Trustee or to Trilogy Energy Ltd. under this Indenture shall be in writing and shall be valid and effective if delivered by prepaid courier or if given by registered letter, postage prepaid, or if transmitted by electronic or telecommunications device, addressed as follows:

if to the Trustee:	Computershare Trust Company of Canada 710, 530 - 8th Avenue S.W. Calgary, AB T2P 3S8 Attention: Manager, Corporate Trust Fax: (403) 267-6598
if to the Administrator:	Trilogy Energy Ltd. 4100, 350 - 7th Avenue S.W. Calgary, AB T2P 3N9 Attention: President Fax: (403) 263-8915

Any such notice or other communication shall be deemed to have been given on the date of delivery or transmission or, if mailed, on the fifth day after deposit in the Canadian mail.

The Administrator or the Trustee may from time to time notify the other in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Administrator or the Trustee for all purposes of this Indenture.

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given by mail hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this Section 19.8 by prepaid courier or by cable, telegram, electronic or telecommunications device or other means of prepaid, transmitted and recorded communication.

18.9 Amended and Restated Trust Indenture

The Trust was initially established by the Initial Trust Indenture dated February 25, 2005 among the Initial Unitholder, the Trustee and the Administrator. This Amended and Restated Trust Indenture gives effect, as of the date hereof, to amendments made to the Initial Trust Indenture and to provide for the continuance of the Trust, which has existed since February 25, 2005, from the date hereof, under the terms and conditions hereof, and does not create a new trust, which until the date hereof was governed by the Initial Trust Indenture.

18.10 References to Agreements

Any reference herein to any agreement, contract, indenture or obligation shall refer to such agreement, contract, indenture or obligation as the same may be amended from time to time.

ARTICLE 19
ACKNOWLEDGEMENT

IN WITNESS WHEREOF, each of the parties has caused this Indenture to be duly executed as of the day and year first written above.

994742 ALBERTA INC.

Per: ______________________

Per: ______________________

CHARLES E. MORIN, LL.B.
General Counsel & Corporate Secretary

COMPUTERSHARE TRUST COMPANY OF CANADA, in its capacity as trustee of Trilogy Energy Trust

Manager, Land

Per: ______________________

Per: ______________________

TRILOGY ENERGY LTD.

Per: ______________________

Per: ______________________

CHARLES E. MORIN, LL.B.
General Counsel & Corporate Secretary

Manager, Land

SCHEDULE

To the annexed Trust Indenture dated as of February 25, 2005 as Amended and Restated as of April 1, 2005 and made among 994742 Alberta Inc., Computershare Trust Company of Canada and Trilogy Energy Ltd.

(Form of Certificate in the English Language)

TRUST UNITS

TRILOGY ENERGY TRUST
(a trust created under the laws of Alberta by a
Trust Indenture dated February 25, 2005 and amended and restated April 1, 2005 as from time to time amended, supplemented or restated)

No. __________ **Trust Units:** ____________________________

CUSIP: ____________________________

THIS CERTIFIES THAT

____

is the registered holder of _______ fully paid Trust Units issued by TRILOGY ENERGY TRUST (the "Trust") transferable only on the books of the Trust by the registered holder hereof in person or by attorney duly authorized upon surrender of this certificate properly endorsed.

The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of an indenture dated February 25, 2005 and amended and restated April 1, 2005 and made among the settlor of the Trust, Computershare Trust Company of Canada (the "Trustee") and Trilogy Energy Ltd. (which, together with all instruments supplemental or ancillary thereto is hereinafter referred to as the "Trust Indenture"), the provisions of which Trust Indenture are binding upon all holders of Trust Units (the "Unitholders") and to all of which provisions the holder of this certificate, by acceptance of this certificate, assents.

A copy of the Trust Indenture pursuant to which this certificate and the Trust Units represented hereby are issued may be obtained by any Unitholder on demand and on payment of reasonable reproduction costs from the head office of the Trust.

The Trust Units represented by this certificate may be transferred, upon compliance with the conditions prescribed in the Trust Indenture, on the register kept at the office of the transfer agent in the City of Calgary and at such other place or places, if any, as the Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee or the Transfer Agent, and upon compliance with such reasonable requirements as the Trustee or the Transfer Agent may prescribe.

The Trust Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings binding upon all Unitholders.

The Trust Indenture provides that no Unitholder shall incur or be subject to any liability in connection with the assets, obligations or affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture.

The Trust Indenture provides that Trust Units shall be issued only when fully paid and that Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

The Trust Indenture provides that each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the terms provided therein.

The Trust Indenture provides that the Trust Units represented by this certificate are subject to compulsory purchase rights which may become exercisable in certain circumstances if a take-over bid is made for Trust Units. If the compulsory purchase rights become exercisable, the holder hereof will be required to sell the Trust Units represented by this certificate for a price determined in accordance with the provisions of the Trust Indenture.

The Trust Indenture contains restrictions on the ownership of Trust Units by non-residents of Canada within the meaning of the *Income Tax Act* (Canada) and provides the Trustee with discretion to take such actions as are deemed appropriate to ensure that the Trust is not maintained primarily for the benefit of non-residents of Canada.

This certificate shall not be valid for any purpose until it shall have been countersigned and registered by the transfer agent of the Trust.

IN WITNESS WHEREOF, Computershare Trust Company of Canada as Trustee of Trilogy Energy Trust has caused this certificate to be signed by its duly authorized officer or attorney.

DATED: ____________________________

TRILOGY ENERGY LTD., on behalf of Trilogy Energy Trust

By: ________________________________
Authorized Officer/ Attorney

By: ________________________________
Authorized Officer/ Attorney

Countersigned and Registered

COMPUTERSHARE TRUST COMPANY OF CANADA, Transfer Agent and Registrar

By: ________________________________
Authorized Officer/ Attorney

TRANSFER FORM

FOR VALUE RECEIVED, the undersigned sells, assigns and transfers unto

____

(please print or typewrite name, address and Social Insurance Number of assignee)

____

Trust Units of TRILOGY ENERGY TRUST represented by this certificate and hereby irrevocably constitutes and appoints ____________________ attorney to transfer the said Trust Units on the registers of the Trust for the said purpose, with full power of substitution in the premises.

Dated: ______________________

Transferor Signature: ____________________________ Signature Guaranteed: ______________________

Notice: The signature on this assignment must correspond with the name as written upon the face of the certificate(s), in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule 1 chartered bank, a major trust company in Canada or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

In the USA, signature guarantees must be done by members of a "Medallion Signature Guarantee Program" only.

Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

EXERCISE OF REDEMPTION RIGHT

A Notice requiring the Trust to redeem Trust Units shall be given during business hours on any Business Day to the Transfer Agent at its principal office in the City of Calgary by delivery to the Transfer Agent of the Certificate that represents the Trust Units to be redeemed by the Trust together with the Notice requesting redemption which appears below duly completed and properly executed. No form or manner of, completion or execution shall be sufficient unless the same is in all respects satisfactory to the Transfer Agent and the Administrator and is accompanied by any further evidence that the Transfer Agent and the Administrator may reasonably require with respect to the identity, capacity or authority of the person giving such Notice.

Upon receipt of a Notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholder of record on a date which is subsequent to the day of receipt by the Transfer Agent of such notice. Trust Units shall be considered to be tendered for redemption on the date that the Transfer Agent and the Administrator have, to their satisfaction, received the Notice, Certificates and other required documents or evidence as aforesaid. Unitholders shall be entitled to receive the redemption payment in accordance with the provisions of the Trust Indenture.

NOTICE OF REDEMPTION

TO: TRILOGY ENERGY TRUST

The undersigned registered holder of the certificate hereby tenders the Trust Units represented by the certificate to the Trust for redemption, subject to the terms and conditions set out in the Trust Indenture.

If less than the number of the within Trust Units is to be redeemed, indicate in the space provided the number to be redeemed.

____ Trust Units only.

Dated: ____________________

Authorized Signature: ________________________ Signature Guaranteed: ____________________

Name of Transferor: ________________________

Notice: The signature on this Redemption Notice must correspond with the name as written upon the face of the Certificate(s), in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule 1 chartered bank, a major trust company in Canada or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

In the USA, signature guarantees must be done by members of a "Medallion Signature Guarantee Program" only.

Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

Execution Copy



ADMINISTRATION AGREEMENT

February 25, 2005

Knfeldk\193078\554456.v7

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

Page

ADMINISTRATION AGREEMENT

THIS ADMINISTRATION AGREEMENT is made as of the 25th day of February, 2005

AMONG:

TRILOGY ENERGY LTD., a corporation incorporated under the laws of Alberta (the "**Administrator**")

\- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, as trustee for and on behalf of Trilogy Energy Trust, an unincorporated trust established pursuant to the laws of Alberta (the "**Trust**")

\- and -

THE CANADA TRUST COMPANY, a corporation amalgamated under the laws of Canada, as trustee for and on behalf of Trilogy Holding Trust, an investment trust established pursuant to the laws of Alberta (the "**Holding Trust**")

WHEREAS the Trust and the Holding Trust wish to retain the Administrator to provide certain administrative and support services to each of the Trust and Holding Trust;

AND WHEREAS the Administrator is willing to render such administrative and support services on the terms and conditions hereinafter set forth;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained, the sufficiency of which is hereby acknowledged by each of the Parties to this agreement, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

As used herein, the following terms shall have the respective meanings set forth below:

"**Administrator**" means Trilogy Energy Ltd. in its capacity as administrator hereunder;

"**Administrator Event of Termination**" means any of the events described in section 9.3;

"**affiliate**" means, when used with reference to a specified person, any person that directly or indirectly controls or is controlled by or is under common control with the specified person;

"**Agreement**" means this administration agreement, as amended, restated or modified from time to time in accordance with its terms;

"**Applicable Laws**" means any applicable law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, injunction, award, decree or resolution of any Governmental Authority, whether or not having the force of law, binding on the Parties;

"**associate**" has the meaning attributed thereto in the *Securities Act* (Alberta), as amended from time to time;

"**Business Day**" means any day other than a Saturday, Sunday or other day on which banks are required to be closed in Calgary, Alberta;

"**Expenses**" means all reasonable out-of-pocket expenses incurred by the Administrator in connection with carrying out its duties and obligations hereunder, including, without limitation, salary, wages, and other forms of compensation paid to employees who are engaged in rendering the services to be provided hereunder (but only in respect of the periods when they are so engaged) and/or management fees paid to management entities which might be engaged to provide such services;

"**Force Majeure**" means for the purposes hereof, an event, condition or circumstance (and the effect thereof) which is not within the reasonable control of the Party claiming Force Majeure and which, by the exercise of due diligence the Party claiming Force Majeure and, if applicable, adherence to the standard of care set forth in this Agreement is unable to prevent or overcome, including acts of God, fire, explosion, civil disturbance, war, riot, insurrection, military or guerrilla action, terrorist activity, economic sanction, blockade or embargo, sabotage, flooding, earthquake, drought and action or restraint by the order of any Governmental Authority (so long as the party claiming Force Majeure has not applied for or assisted in the application for, and has opposed where and to the extent commercially reasonable, such action or restraint by such Governmental Authority); provided, however, that a Party's own lack of funds shall not constitute "Force Majeure" in respect of such Party;

"**Governmental Authority**" means in respect of any Party, any court or governmental ministry, department, commission, board, bureau, agency or instrumentality of Canada, or of any province, state, territory, country, municipality, region or other political jurisdiction whether domestic or foreign and whether now or in the future constituted or existing having or purporting to have jurisdiction over the business conducted by such Party;

"**Holding Trust**" means Trilogy Holding Trust;

"**Holding Trust Declaration of Trust**" means the declaration of trust of Holding Trust dated February 25, 2005, pursuant to which the Holding Trust was established, as amended, restated or modified from time to time;

"**Holding Trust Trustee**" means The Canada Trust Company, the trustee of the Holding Trust or such other person who becomes trustee of Holding Trust in accordance with the Holding Trust Declaration of Trust;

"**Holding Trust Units**" means trust units issued by the Holding Trust;

"**Insolvent**" means in relation to any person, being insolvent, bankrupt, making a proposal under the *Bankruptcy and Insolvency Act* (Canada) or having a trustee or receiver or manager appointed in respect of its assets;

"**Note Indenture**" means the note indenture to be entered into between Computershare Trust Company of Canada and the Holding Trust, as amended, restated or modified from time to time;

"**Parties**" means the Administrator, the Trust and the Holding Trust and their respective permitted successors and assigns and "**Party**" means any one of them;

"**Partnership**" means Trilogy Energy LP;

"**person**" means any individual, partnership, body corporate, association, trust, syndicate or unincorporated organization and words importing persons have a similar meaning;

"**Special Voting Rights**" means special voting rights issued by the Trust entitling the holders hereof to vote at meetings of Unitholders in accordance with the terms of such Special Voting Rights;

"**Term**" has the meaning ascribed thereto in Section 8.1;

"**Trust**" means Trilogy Energy Trust;

"**Trust Event of Termination**" means any of the events described in Section 9.1;

"**Trust Indenture**" means the declaration of trust dated February 25, 2005, pursuant to which the Trust was established, as amended, restated or modified from time to time.

"**Trust Units**" means trust units issued by the Trust;

"**Trustee**" means Computershare Trust Company of Canada, the trustee of the Trust or such other person who becomes trustee of the Trust in accordance with the Trust Indenture; and

"**Unitholders**" means holders of Trust Units.

Capitalized terms used in this Agreement, unless otherwise defined herein, have the same respective meanings ascribed thereto in the Declaration of Trust.

1.2 Headings

The section headings in this Agreement have been inserted for convenience of reference only and shall not be construed to affect the meaning, construction or effect of this Agreement.

1.3 Interpretation

Words importing the singular number only shall include the plural and vice versa. Words importing gender shall include all genders. Where the word "including" or "includes" is used in this Agreement it means "including without limitation" or "includes without limitation", respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.

1.4 Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be generally accepted accounting principles as defined from time to time by the Accounting Standards Board of the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such accounting principles are to be applied and set forth in the CICA Handbook as published from time to time.

1.5 Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful money of Canada.

1.6 General Limitation of Liability and Indemnification

The Parties acknowledge that:

(a) the Trustee is entering into this Agreement solely in its capacity as Trustee, on behalf of the Trust, and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any of the Unitholders and that any recourse against the Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or

arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the assets of the Trust; and

(b) the Holding Trust Trustee is entering into this Agreement solely in its capacity as Holding Trust Trustee, on behalf of Holding Trust, and the obligations of Holding Trust hereunder shall not be personally binding upon the Holding Trust Trustee or any of the holders of Holding Trust Units and that any recourse against Holding Trust, the Holding Trust Trustee or any holder of Holding Trust Units in any manner in respect of any indebtedness, obligation or liability of Holding Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the assets of Holding Trust.

ARTICLE 2
SERVICES

2.1 Administrative and Support Services for the Trust

Subject to and in accordance with the terms, conditions and limitations of the Trust Indenture, the Trustee hereby delegates to the Administrator, and the Administrator hereby agrees to be responsible for, the management and general administration of the affairs of the Trust, including, without limitation, the following:

(a) undertaking any matters required by the terms of the Trust Indenture to be performed by the Trustee, which are not otherwise delegated therein or herein and generally provide all other services as may be necessary or as requested by the Trustee for the administration of the Trust;

(b) preparation of all returns, filings and documents and making all determinations necessary for the discharge of the Trustee's obligations under the Trust Indenture;

(c) the retention and monitoring, on behalf of the Trustee, of the transfer agent and other organizations providing services to the Trust;

(d) the authorization and payment on behalf of the Trust of operation expenses incurred on behalf of the Trust and the negotiation of contracts with third party providers of services (including, but not limited to, transfer agents, legal counsel, auditors and printers);

(e) the provision of office space, telephone systems, office equipment, facilities, supplies and executive, secretarial and clerical services;

(f) dealing with banks and other institutional lenders, including, without limitation, in respect of the maintenance of bank records and the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities in respect of the Trust or any entity in which the Trust holds any direct or indirect interest; making any and all other arrangements for the borrowing of funds in any manner whatsoever; and granting or issuing covenants, guarantees and/or security of any nature whatsoever to ensure or secure any such facilities or other arrangements, in respect of the Trust or any entity in which the Trust holds any direct or indirect interest and any amendment, deletion or supplement thereto or termination thereof, including without limitation the execution and delivery of all agreements, indentures and other documents giving effect thereto;

(g) prepare, approve and provide to the Unitholders annual audited and interim unaudited financial statements of the Trust, as well as relevant tax information;

(h) submit all income tax returns and filings to the Trustee in sufficient time prior to the dates upon which they must be filed so that the Trustee has a reasonable opportunity to review them, execute

them and return them to the Administrator, and arrange for their filing within the time required by applicable tax law;

(i) determine the amount of Cash Flow of the Trust pursuant to the Trust Indenture and compute, determine and make on the Trust's behalf distributions (including the designation of any capital gain) to Unitholders of distributions properly payable by the Trust, determine from time to time the record dates for and payment dates of such distributions and administer on behalf of the Trust such distribution reinvestment plans and other similar plans as the Trust may establish from time to time;

(j) ensure compliance by the Trust with, and enforcing all rights of the Trust under, all agreements entered into by the Trust;

(k) ensure compliance by the Trust with all applicable securities legislation including without limitation, continuous disclosure obligations under applicable securities legislation, including all undertakings of the Trust to securities regulatory authorities;

(l) prepare and approve on behalf of the Trust any circular or other disclosure document required under applicable securities legislation with respect to an offer to acquire securities of another person or in response to an offer to purchase Trust Units;

(m) provide investor relations services to the Trust;

(n) call and hold all annual and/or special meetings of Unitholders pursuant to the Trust Indenture and prepare, approve and arrange for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;

(o) prepare, approve and provide or cause to be provided to Unitholders on a timely basis all information to which Unitholders are entitled under the Trust Indenture and under applicable laws, including information or proxy circulars, annual information forms, prospectuses, quarterly and annual reports, notices, financial reports and tax information relating to the Trust;

(p) attend to all administrative and other matters arising in connection with any redemptions of Trust Units;

(q) obtain and maintain appropriate liability insurance for the benefit of the directors and officers of the Holding Trust Trustee and the Administrator;

(r) ensure that the Trust elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Income Tax Act (Canada) to be a "mutual fund trust" within the meaning of that act since inception, and assuming the requirements for such election are met, monitor the Trust's status as such a mutual fund trust and provide the Trustee with written notice when the Trust ceases or is at risk of ceasing to be such a mutual fund trust;

(s) undertake responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to all matters relating to Section 3.10 of the Trust Indenture;

(t) monitor the investments of the Trust to ensure that the aggregate cost amount of the "foreign property" of the Trust does not exceed the limits prescribed in the *Income Tax Act* (Canada), the result of which would be to expose the Trust to Part XI tax under such act;

(u) undertake, manage and prosecute any and all proceedings from time to time before or in respect of Governmental Authorities on behalf of the Trust;

(v) promptly notify the Trust of any event that might reasonably be expected to have a material adverse effect on the affairs of the Trust; and

(w) elect pursuant to the regulations to the United States Internal Revenue Code of 1986, as amended, for the Trust to be classified as a corporation for United States federal tax purposes.

2.2 Administrative and Support Services for Holding Trust

Subject to and in accordance with the terms, conditions and limitations of the Holding Trust Declaration of Trust, the Holding Trust Trustee hereby delegates to the Administrator, and the Administrator hereby agrees to be responsible for, the management and general administration of the affairs of the Holding Trust including, without limitation, matters of the nature referred to in subsections 2.1(a)-(k), (n), (p) and (v), *mutatis mutandis*. In addition to the foregoing, the Administrator shall also elect pursuant to the regulations to the United States Internal Revenue Code of 1986, as amended, for Holding Trust to be classified as an entity disregarded as an entity separate from its owner for United States federal tax purposes.

2.3 Termination or Suspension of Service

Either of the Trust and the Holding Trust may at any time terminate or suspend the provision of any particular service to be provided under this Agreement by the Administrator on written notice to the Administrator.

2.4 Covenants of the Administrator

The Administrator covenants and agrees that in the performance of its services under this Agreement it shall:

(a) perform all such services at all times in compliance with Applicable Laws;

(b) comply with all instructions of the Trustee and the Holding Trust Trustee as applicable, in relation to the performance of its services hereunder; and

(c) observe and perform or cause to be observed and performed on behalf of each of the Trust and the Holding Trust in every material respect the provisions of (i) the agreements from time to time entered into in connection with the activities of the Trust or Holding Trust (as the case may be) and, (ii) all Applicable Laws.

2.5 Administrator's Acknowledgement

The Administrator acknowledges that it has received a copy of each of the Trust Indenture and the Holding Trust Declaration of Trust and is familiar with and understands the duties of the respective parties thereto, including those duties of the Trustee and the Holding Trust Trustee which are being delegated to the Administrator under such instruments and pursuant to the terms of such instruments and pursuant to the terms of this Agreement.

2.6 Non-Resident Unitholders

The Administrator shall use reasonable efforts to monitor the residence status of holders of Trust Units and Special Voting Rights. If, at any time, the Administrator is of the opinion that the Trustee should require declarations as to the residence status of holders of Trust Units under Section 8.12 of the Trust Indenture, it shall so advise the Trustee and provide the form of the declaration therefore to the Trustee. In addition, the Administrator shall provide the Trustee the form of notice(s) for non-resident holders of Trust Units, suitable for use by the Trustee pursuant to Sections 3.10 and 8.12 of the Trust Indenture and the notices to the non-resident holders of Trust Units and/or Special Voting Rights, requiring them to sell their units or a specified portion thereof within a specified period of time of not less than 60 days, in accordance with the Trust Indenture. The Trustee shall provide the Administrator with such information regarding the residence status of holders of the Trust Units or Special Voting Rights and the order of acquisition or registration thereof as the Administrator may reasonably request, from time to time, and the

Trustee may have in its possession in order to assist the Administrator in fulfilling its obligations under this Section 2.6.

2.7 Authority of Administrator

Subject to Section 2.10 and the terms of the Trust Indenture or the Holding Trust Declaration of Trust (as the case may be), the Administrator shall have full right, power and authority to execute and deliver all contracts, leases, licenses, and other documents and agreements to make applications and filings with Governmental Authorities and to take such other actions in the name of the Trust or Holding Trust, as applicable, as the Administrator considers appropriate in connection with:

(a) the business of the Trust in the name of and on behalf of the Trust and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Trust, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the Unitholders in accordance with the Trust Indenture, and provided further that the Administrator shall exercise all voting rights attached to the Holding Trust Units in accordance with the terms of the Trust Indenture and the Holding Trust Declaration of Trust; and

(b) the business of Holding Trust in the name of and on behalf of the Holding Trust and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of Holding Trust, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the holders of Holding Trust Units in accordance with the Holding Trust Declaration of Trust and provided further that the Administrator shall exercise all voting rights attached to the Holding Trust's interests in the Partnership in accordance with the Holding Trust Declaration of Trust.

2.8 Powers and Authorities of the Administrator

The Administrator shall have, subject to the provisions of this Agreement and the Trust Indenture or the Holding Trust Declaration of Trust (as the case may be), all requisite powers and authorities, during the Term, to provide the services to be provided under this Agreement to the Trust and to the Holding Trust.

2.9 Execution of Documents

(a) The Administrator may execute any document required to be executed pursuant to the terms hereof on behalf of the Trust in the following forms or such variations thereof as the Administrator shall from time to time determine:

TRILOGY ENERGY TRUST
By its Administrator, Trilogy Energy Ltd.

Per: ______________________________
Authorized Signatory

or

TRILOGY ENERGY LTD.
as agent for and on behalf of
TRILOGY ENERGY TRUST

Per: ______________________________
Authorized Signatory

(b) The Administrator may execute any document required to be executed on behalf of the Trust in connection with a prospectus as follows:

TRILOGY ENERGY TRUST

By: Trilogy Energy Ltd.

and provide for such signatures as may be required by applicable laws.

(c) The Administrator may execute any document required to be executed pursuant to the terms hereof on behalf of Holding Trust as follows:

TRILOGY HOLDING TRUST
By its Administrator, Trilogy Energy Ltd.

Per: ______________________________
Authorized Signatory

or

TRILOGY ENERGY LTD.
as agent for and on behalf of
Trilogy Holding Trust

Per: ______________________________
Authorized Signatory

2.10 Limitation of Liability

(a) All commercially reasonable efforts shall be made to ensure that every contract entered into on behalf of the Trust by the Administrator shall (except as the Administrator may otherwise expressly agree in writing with respect to personal liability of the Administrator) include a provision substantially to the following effect:

> The parties hereto acknowledge that the Administrator is entering into this agreement solely on behalf of the Trust and the obligations of the Trust hereunder shall be binding upon the Administrator or the Trustee only in such capacity, provided that recourse to the Administrator or the Trustee in such capacity or against any of the Unitholders of the Trust in any manner in respect of any indebtedness, obligation or liability of the Administrator or the Trustee arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture of the Trust dated February 25, 2005, as amended from time to time.

This provision shall be enforced by the Administrator for the benefit of the Trustee, holders of Trust Units and Special Voting Rights of the Trust, as the case may be. The omission of such a provision from any such written agreement shall not operate to impose personal liability on the Trustee, the Administrator, any holder of Trust Units and Special Voting Rights of the Trust or any holder of an Holding Trust Unit.

(b) All commercially reasonable efforts shall be made to ensure that every contract entered into on behalf of Holding Trust by the Administrator shall (except as the Administrator may otherwise

expressly agree in writing with respect to personal liability of the Administrator) include a provision substantially to the following effect:

> The parties hereto acknowledge that the Administrator is entering into this agreement solely on behalf of Holding Trust and the obligations of Holding Trust hereunder shall be binding upon the Administrator or the Holding Trust Trustee only in such capacity, provided that recourse to the Administrator or the Holding Trust Trustee in such capacity or against any of the Unitholders of Holding Trust in any manner in respect of any indebtedness, obligation or liability of the Administrator or the Holding Trust Trustee arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Holding Trust Assets as defined in the Declaration of Trust of Holding Trust dated February 25, 2005, as amended from time to time.

This provision shall be enforced by the Administrator for the benefit of the Holding Trust Trustee the holders of Holding Trust Units. The omission of such a provision from any such written agreement shall not operate to impose personal liability on the Holding Trust Trustee, the Administrator, any holder of Holding Trust Units.

2.11 Ratification of Prior Acts

Each of the Trust and the Holding Trust acknowledge, authorize, ratify and confirm all acts undertaken and completed by the Administrator on its behalf prior to the date hereof, which if undertaken or completed during the term of this Agreement would have been within the scope of the authority provided to the Administrator herein.

2.12 Notice to Trustee

The Administrator shall provide the Trustee prompt notice of any event or circumstance of which the Administrator shall become aware where the Trustee is required by the Trust Indenture to take specific action.

ARTICLE 3
EXPENSES

3.1 Expense Reimbursement

The Administrator shall be reimbursed by each of the Trust and Holding Trust, without duplication for all Expenses incurred by the Administrator in carrying out its obligations or duties under this Agreement as are, in the opinion of the Administrator, acting reasonably, reasonably allocable respectively thereto. The Administrator shall calculate the Expenses for each month and by the 15th day of the month following the end of such month (or on such other basis as the parties determine, provided that reimbursement shall be not less frequent than quarterly) shall invoice each of the Trust and the Holding Trust, without duplication in respect thereof by setting out the details of the services provided by the Administrator and the Expenses and GST incurred by the Administrator in connection therewith. Such amounts shall be payable by each of the Trust and the Holding Trust, without duplication not later than 30 days after such month. Notwithstanding the foregoing, each of the Trust and the Holding Trust, without duplication shall have the right from time to time on written notice to the Administrator to assign the obligation to reimburse the Administrator, whereupon the assignee shall be responsible for such reimbursements until further notice and shall be invoiced for such.

3.2 Payment of GST

Unless otherwise provided in this Agreement, all amounts payable to the Administrator pursuant to this Agreement shall be exclusive of any goods and services tax required to be paid thereon pursuant to the *Excise Tax Act* (Canada) or otherwise (collectively, the "**GST**") and the Administrator shall be paid, in addition to such amounts, all amounts

of GST collectible by the Administrator with respect thereto and such amounts shall be included by the Administrator in the invoice described in Section 3.1 hereto.

3.3 Failure to Pay When Due

Any amount payable to the Administrator hereunder and which is not remitted to the Administrator when so due shall remain due (whether on demand or otherwise) and interest will accrue on such overdue amounts (both before and after judgement), at a rate per annum equal to the prime rate charged by the Trust's principal banker plus one percent per annum from the date payment is due until the date payment is made.

3.4 Restrictions on the Administrator's Powers and Authorities

In the exercise of its powers and authority and in the performance of its obligations, covenants and responsibilities hereunder, the Administrator shall not, without first obtaining the written approval of the Trustee or the Holding Trust Trustee (as the case may be), charge or receive fees from any of the Parties other than the reimbursement of expenses pursuant to Section 3.1 hereunder.

ARTICLE 4
FINANCIAL STATEMENTS AND RECORDS

4.1 Books and Records

The Administrator shall keep proper books, records and accounts in which full, true and correct entries in conformity with generally accepted accounting principles and all requirements of Applicable Laws will be made of all dealings and transactions in relation to the activities of the Trust and the Holding Trust and the performance by the Administrator of the services under this Agreement and the performance of those duties that have been delegated to it under the Trust Indenture and Holding Trust Declaration of Trust, as applicable, at the Administrator's head office in the Province of Alberta.

4.2 Examination of Records

The Administrator shall make available to the Trustee and to the Holding Trust Trustee and their respective authorized representatives at any time during normal business hours on a Business Day all records, documents or information related to the activities of the Trust or the Holding Trust (as the case may be), wherever maintained. The Administrator shall permit the Trustee and the Holding Trust Trustee (as the case may be) and their respective authorized representatives at any time during normal business hours on a Business Day to examine the books, records, drawings, computer-stored data, correspondence, accounting procedures and practices, cost analyses and any other supporting financial data, including invoices, payments or claims and receipts pertaining to the activities of the Trust and the Holding Trust (as the case may be) maintained by the Administrator at its head office. Any examination at the Administrator's head office shall be conducted in a manner which will not unduly interfere with the conduct of the Administrator's business in the ordinary course. The Administrator shall furnish to the Trustee or the Holding Trust Trustee or their respective authorized representatives such financial and operating data and other information with respect to the activities of the Trust and the Holding Trust as they shall from time to time reasonably request.

4.3 Compliance

The Administrator shall deliver to the Trustee within 90 days after the end of each fiscal year a certificate signed on behalf of the Administrator by the chief executive officer and the chief financial officer of the Administrator stating that a review of the activities of the Administrator, the Trust and Holding Trust during the preceding fiscal year has been made under the supervision of such officers and that, based on that review and their best knowledge, the Administrator has fulfilled all of its obligations, and complied with all of the terms of, this Agreement, the Trust Indenture and the Holding Trust Declaration of Trust in all material respects and that no default hereunder (or event which, with notice or lapse of time or both, could become a default hereunder) occurred during such fiscal year. The

Administrator shall contemporaneously deliver an analogous certificate to the Holding Trust Trustee in respect of the activities of Holding Trust during each such period.

ARTICLE 5
OBLIGATIONS AND COVENANTS OF THE TRUST AND HOLDING TRUST

5.1 Obligations and Covenants of the Trust and Holding Trust

The Trust and Holding Trust shall each:

(a) grant access or cause access to be granted to the Administrator to the information necessary in order for the Administrator to perform its obligations, covenants and responsibilities pursuant to the terms hereof; and

(b) provide, or cause to be provided, all information as may be reasonably requested by the Administrator, and promptly notify the Administrator of any material facts or information of which it is aware, in relation to and which may affect the performance of the obligations, covenants or responsibilities of the Administrator pursuant to this Agreement, including any known material facts or material changes in the business, operations or capital of the Trust or the Holding Trust (as the case may be), or any known pending or threatened suits, actions, claims, proceedings or orders by or against the Trust, the Holding Trust or any of their affiliates before any court or administrative tribunal.

ARTICLE 6
ACTIVITIES OF ADMINISTRATOR

6.1 Standard of Care and Delegation

(a) In exercising its powers and discharging its duties under this Agreement, the Administrator shall exercise the powers and discharge the duties conferred hereunder honestly, in good faith and in the best interests of the Trust and the Holding Trust and in connection therewith shall exercise that degree of care, diligence and skill that a reasonably prudent trustee having responsibilities of a similar nature would exercise in comparable circumstances.

(b) Subject to the prior approval of the Trustee or the Holding Trust Trustee (as applicable) of the delegation of any material obligations, which approval will not be unreasonably withheld, the Administrator may delegate specific aspects of its obligations hereunder to any other person, provided that such delegation shall not relieve the Administrator of any of its obligations under this Agreement.

(c) Notwithstanding subsection 6.1(b), the Administrator shall not in any manner, directly or indirectly, be liable or held to account for the activities or inactivity of any person to which any such obligations may have been delegated, provided that in making such specific delegation, the Administrator acted in accordance with this Section 6.1. Where possible, the Administrator will structure any delegation in a manner that will permit the Trustee on behalf of the Trust or the Holding Trust Trustee on behalf of Holding Trust (as the case may be), to bring an action directly against the delegates.

6.2 Reliance

In carrying out its duties hereunder, the Administrator and its delegates shall be entitled to rely on:

(a) statements of fact of other persons (any of which may be persons with whom the Administrator is affiliated or associated) who are considered by the Administrator, acting reasonably, to be knowledgeable of such facts; and

(b) statements, the opinion or advice of or information from any solicitor, auditor, valuator, engineer, surveyor, appraiser or other expert selected by the Administrator, provided that the Administrator exercised reasonable care and diligence in selecting such person to provide such statements, opinion, advice or information; and may employ such experts as may be necessary to the proper discharge of its duties.

The Administrator may rely, and shall be protected in acting, upon any instrument or other documents believed by it to be genuine and in force.

6.3 Liability of Administrator

The Administrator shall not be liable, answerable or accountable to the Trust, the Trustee or any Unitholder, or to Holding Trust, the Holding Trust Trustee or any holder of Holding Trust Units for any loss or damage resulting from, incidental to or relating to the provision of services hereunder by the Administrator, including any exercise or refusal to exercise a discretion or its refusal to exercise a discretion, any mistake or error of judgement or any act or omission believed by the Administrator to be within the scope of authority conferred on it by this Agreement, unless such loss or damage resulted from the fraud, wilful misconduct or gross negligence of the Administrator in performing its obligations hereunder or from the failure of the Administrator to satisfy the standard of care set forth in Section 6.1.

6.4 Additional Information

The Trustee and the Holding Trust Trustee acknowledge that undertaking by the Administrator of the activities contemplated herein may have the incidental effect of providing additional information with respect to or augmenting the value of properties in which the Administrator or its affiliates or associates have an interest and the Trustee and the Holding Trust Trustee agree that neither the Administrator nor its affiliates or associates shall be liable to account to the Trustee, the Trust or any Unitholder or the Holding Trust Trustee, the Holding Trust or any holder of a Holding Trust Unit, with respect to such activities or results; provided, however, that the Administrator shall not, in making any use of any such information, do so in any manner that the Administrator knew, or ought reasonably to have known, would cause or result in a breach of any confidentiality provision of agreements to which the Trustee or the Trust, the Holding Trust Trustee or the Holding Trust is a party or is bound.

ARTICLE 7
INDEMNIFICATION

7.1 Indemnification of the Administrator

The Administrator and any person who is serving or shall have served as a director, officer or employee of the Administrator (the "Administrator Indemnities") shall be indemnified and saved harmless by the Trust and by Holding Trust (in each case in relation to services provided in respect of or for the benefit of such party) from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgements, fines, penalties, amounts paid in settlement and counsel and accountants' fees, including legal fees on a solicitor and own client basis) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to this Agreement or the provision of services hereunder, unless such indemnified party is found liable for or guilty of fraud, wilful misconduct or gross negligence or has failed to satisfy the standard of care set forth in Section 6.1. The foregoing right of indemnification shall not be exclusive of any other rights to which the Administrator or any person referred to in this Section 7.1 may be entitled as a matter of law or equity or which may be lawfully granted to such person.

7.2 Indemnification of the Trust and Holding Trust

The Trust, the Holding Trust, the Trustee, the Holding Trust Trustee and any person who is serving or shall have served as a director, officer, shareholder or employee of the Trustee, and/or the Holding Trust Trustee or an employee of The Toronto-Dominion Bank providing services to the Holding Trust Trustee (the "Trust Indemnities") shall be indemnified and saved harmless by the Administrator from and against all losses, claims, damages,

liabilities, obligations, costs and expenses (including judgements, fines, penalties, amounts paid in settlement and counsel and accountants' fees, including legal fees on a solicitor and own client basis) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to the failure of the Administrator to satisfy the standard of care set forth in Section 6.1or the fraud, wilful misconduct or gross negligence of the Administrator in the performance of its obligations hereunder, except to the extent that such losses, breach, claims, damages, liabilities, obligations, costs and expenses (including judgements, fines, penalties, amounts paid in settlement and counsel and accountants' fees) arise principally and directly from the fraud, wilful misconduct or gross negligence of such indemnified party. The foregoing right of indemnification shall not be exclusive of any other rights to which the Trust, Holding Trust, the Trustee, the Holding Trust Trustee or any person referred to in this Section 7.2 may be entitled as a matter of law or equity or which may be lawfully granted to such person.

7.3 Method of Asserting Claims

If a party entitled to indemnification pursuant to the terms hereof (the "Indemnified Party") intends to seek indemnification under this Section 7.3 from the other party (the "Indemnifying Party"), the Indemnified Party shall give the Indemnifying Party notice of such claim for indemnification promptly following the receipt or determination by the Indemnified Party of actual knowledge or information as to the factual and legal basis of any claim which is subject to indemnification and, where such claim results from the commencement of any claim or action by a third party, promptly following receipt of written notice of such third party claim or action. The failure of or delay by an Indemnified Party to so notify the Indemnifying Party (as set forth above) shall not relieve the Indemnifying Party of its indemnification obligations hereunder to the Indemnified Party, however the liability which the Indemnifying Party has to the Indemnified Party pursuant to the terms of this Section 7.3 (and for which the Indemnifying Party will be obligated to indemnify the Indemnified Party in respect of) shall be reduced to the extent that any such delay in or failure to give notice as herein required prejudices the defence of any such action, suit, proceeding, investigation or claim, or otherwise results in any increase in the liability which the Indemnifying Party has under its indemnity provided for herein.

The Indemnifying Party, at its sole cost and the expense, shall have the right to assume the defence of any claim, action, suit, proceeding or investigation brought against the Indemnified Party with counsel designated by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided that the Indemnifying Party will not, without the Indemnified Party's prior written consent (such consent not to be unreasonably withheld), settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not the Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of the Indemnified Party from all liabilities arising out of such action, suit, proceeding, investigation or claim. The Indemnified Party will give to the Indemnifying Party and its counsel reasonable access to all business records and other documents relevant to such defence or settlement, and shall permit them to consult with the employees and counsel (if any) of the Indemnified Party.

Notwithstanding the foregoing:

(a) if the defendants in any such action, suit, proceeding or investigation include both the Indemnified Party and the Indemnifying Party, and the Indemnified Party is advised by counsel that there are legal defences available to the Indemnified Party that are additional to those available to the Indemnifying Party and that in such circumstances representation by the same counsel would be inappropriate; or

(b) if the Indemnified Party shall have reasonably concluded that the Indemnifying Party is not taking or has not taken, all necessary steps to diligently defend such claim, action, suit, proceeding or investigation, the Indemnified Party has provided written notice of same to the Indemnifying Party, and the Indemnifying Party has not rectified the situation within a reasonable time;

then the Indemnified Party shall have the right to retain separate counsel, the reasonable costs of which shall be at the Indemnifying Party's expense, to represent the Indemnified Party and to otherwise participate in the defence of

such claim, action, suit, proceeding or investigation on behalf of such Indemnified Party. For further certainty, only one legal firm may be engaged at the expense of the Indemnifying Party.

Notwithstanding anything herein contained, an Indemnified Party shall have the right, at its sole cost and expense, to retain counsel to separately represent it in connection with the negotiation, settlement or defence of any claim, action, suit, proceeding or investigation brought by a third party provided, for further certainty, that such counsel shall not, unless agreed by the Indemnifying Party, assume control of the negotiation, settlement or defence.

Except to the extent expressly provided herein, no Indemnified Party shall settle any claim or action with respect to which it has sought or intends to seek indemnification pursuant to this Section 7.3 without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

If the Indemnifying Party does not assume the defence of any claim, action, suit, proceeding or investigation brought against the Indemnified Party, then the Indemnified Party shall have the right to do so on its own behalf and all such expense in so doing shall be added to the amount of the claim for indemnification hereunder by such Indemnified Party as against the Indemnifying Party.

7.4 Net Amount

In the event that an Indemnifying Party is obligated to indemnify and hold any Indemnified Party harmless under this Section 7.4, the amount owing to the Indemnified Party shall be the amount of such Indemnified Party's out-of-pocket losses (whether paid or payable), net of any such out-of-pocket losses recovered by the Indemnified Party from any other person; provided that the foregoing shall not be construed so as to obligate an Indemnified Party to pursue or seek recovery of any of its out-of-pocket losses from any other person whomsoever, including insurers.

7.5 Third Party Beneficiaries

Each of the parties hereby acknowledges and agrees that the rights of indemnification provided for in this Article 7 shall not only be enforceable by the parties hereto but shall be enforceable directly by each of the Administrator Indemnities and each of the Trust Indemnities, and in this respect:

(a) each of the Trust and the Holding Trust appoints the Administrator to act as agent and trustee for the Administrator Indemnities as regards the covenants of indemnification by the Trust and the Holding Trust given in favour of the Administrator Indemnities pursuant to Section 7.1, and the Administrator accepts such appointment;

(b) the Administrator appoints Holding Trust to act as agent and trustee for the Trust Indemnities as regards the covenants by the Administrator given in favour of the Trust Indemnities pursuant to Section 7.2, and Holding Trust accepts such appointment.

7.6 Subrogation Rights

If an Indemnified Party has a right against a person (other than as against one of the other parties to be indemnified by the Indemnifying Party) with respect to any damages or other amounts paid by the Indemnifying Party, then the Indemnifying Party shall, to the extent of such payment and to the extent permitted by Applicable law, be subrogated to the rights of such Indemnified Party as against such person. Notwithstanding the foregoing, no Indemnifying Party shall be subrogated to any insurance rights of any Indemnified Party.

ARTICLE 8
TERM

8.1 Term

Subject to Section 2.11, this Agreement shall become effective as of the date hereof and shall continue in full force and effect until the earlier of termination of the Trust and termination in the circumstances described in Article 9 (the "**Term**").

8.2 Survival

Any obligation of the Parties pursuant to the terms hereof which accrued prior to the termination of the Agreement and was intended to continue after the termination of the Agreement shall survive the termination of the Agreement.

ARTICLE 9
TERMINATION

9.1 Events of Default

Any Party shall be in default ("**Default**") under this Agreement on:

(a) such Party breaching or failing to observe or perform any of its material obligations under this Agreement and, within thirty (30) days after its receipt of a notice from any of the other Parties specifying the nature of such breach or failure (the "Initial Notice"), such Party failing to cure such breach or failure or provide evidence that is satisfactory to the Party providing the Initial Notice that such breach or failure will be cured or remedied within a reasonable period of time or after providing such satisfactory evidence thereafter failing to diligently pursue such cure or remedy, and in no event shall such cure or remedy, or failure to pursue such cure or remedy, exceed ninety (90) days after receipt of the Initial Notice; and

(b) (i) becoming Insolvent; (ii) being subject to any proceeding, voluntary or involuntary, with a view to postponing or rescheduling its debts generally or of distributing its assets among its creditors under the provisions of the Bankruptcy and Insolvency Act (Canada), the Companies Creditors' Arrangement Act (Canada), or any other applicable laws for the benefit of creditors; (iii) being liquidated; (iv) being wound up either voluntarily or under an order of a court of competent jurisdiction; (v) making a general assignment for the benefit of its creditors; or (vi) otherwise taking any action that acknowledges its being Insolvent.

9.2 Remedies of the Administrator

Upon the occurrence of an event of default by any of the Trust or the Holding Trust that has not been remedied, the Administrator may, without recourse to legal process and without limiting any other rights or remedies which it may have at law or otherwise, immediately terminate this Agreement with respect to such Party in Default by delivery of a written notice of termination to the Trust or to the Holding Trust, as applicable.

9.3 Remedies of the Trust and the Holding Trust

Upon the occurrence of an event of default by the Administrator that has not been remedied, either the Trust or the Holding Trust may, without recourse to legal process and without limiting any other rights or remedies it may have at law or otherwise, immediately terminate this Agreement with respect to itself by delivery of a written notice of termination to the Administrator and the other Parties.

9.4 Post Termination Arrangements

In the event of a termination of this Agreement with respect to the Trust or the Holding Trust:

(a) the Administrator shall deliver to such Party all books, records, accounts, documents, systems and manuals which the Administrator has developed and maintained relating to such Party pursuant to this Agreement;

(b) the Administrator shall take all steps as may be reasonably required to complete any final accounting as between them and to provide, if applicable, for the completion of any other matter contemplated by this Agreement; and

(c) the Administrator shall forthwith pay to the Trust or Holding Trust, as applicable, or to the order of the Trust or Holding Trust, as applicable, all monies collected and held for the Trust or Holding Trust, as applicable.

ARTICLE 10
FORCE MAJEURE

10.1 Consequences of Force Majeure

During the occurrence of an event of Force Majeure and provided that the Party claiming Force Majeure is making reasonable efforts to remedy the same, the obligations of the Party affected by such event of Force Majeure, to the extent and for the period that such obligations cannot be performed as a result of such event of Force Majeure, shall be suspended, and such Party shall not be considered to be in breach or default hereunder, for the period of such occurrence, except that the occurrence of an event of Force Majeure (i) affecting the Trust and/or the Holding Trust but not affecting the performance of the Administrator's obligations hereunder, shall not relieve any of the Parties hereto of its obligation to make payments of the expenses of the Administrator or (ii) affecting the Administrator but not affecting the performance of the obligations of the Trust and the Holding Trust hereunder, shall not relieve any of the Parties hereto of its obligation to make payments of the expenses of the Administrator incurred before the event of Force Majeure in respect of services performed by the Administrator prior to such event of Force Majeure. The suspension of performance shall be of no greater scope and of no longer duration than is required by the event of Force Majeure. No obligation of either party that arose prior to the event of Force Majeure causing the suspension of performance shall be excused as a result of the event of Force Majeure.

10.2 Notice

A Party whose obligations under this Agreement are affected by an event of Force Majeure: (i) shall give the other Parties prompt written notice of the particulars of the event of Force Majeure and its expected duration, and (ii) shall use its best efforts to remedy its inability to perform such obligations.

ARTICLE 11
MISCELLANEOUS

11.1 No Partnership, Joint Venture, Agency or Trust

The Parties are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. The Parties agree that the Administrator

shall perform its obligations under this Agreement as an independent contractor and shall not be, and shall not be deemed to be, a trustee for any person, whether or not a Party, in connection with the discharge by the Administrator of such obligations.

11.2 Amendments

Except as otherwise provided herein, this Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by an instrument in writing executed by the duly authorized representatives of the Parties hereto or their respective successors or assigns.

11.3 Assignment

This Agreement may be assigned by any Party hereto only with the prior written consent of the other Parties.

11.4 Severability

The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms, covenants, conditions or provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid; and the Parties agree that this Agreement shall be construed as if such an unenforceable or invalid term, covenant or condition was never contained herein.

11.5 Notices

All notices required or permitted herein under this Agreement shall be in writing and may be given by delivering or faxing the same during normal business hours to the address set forth below. Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the date delivered, and if faxed (with confirmation received), shall be deemed to have been given or made and received on the day on which it was so faxed if faxed before 5:00 p.m. on such day and otherwise on the next following day. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.

To the Trust:
Trilogy Energy Trust
4100, 350 - 7th Avenue S.W.
Calgary, Alberta T2P 3N9
Attention: President
Fax No.: (403) 263-8915

with a copy to:
Computershare Trust Company of Canada
710, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Attention: Manager, Corporate Trust
Fax No.: (403) 267-6598

To the Holding Trust:
Trilogy Holding Trust
4100, 350 - 7th Avenue S.W.
Calgary, Alberta T2P 3N9
Attention: President
Fax No.: (403) 263-8915

with a copy to:
TD Canada Trust
Corporate Trust Services
Suite 3100, 300 - 5th Avenue S.W.
Calgary, Alberta T2P 3C4
Attention: TD Corporate Trust Services
Fax No.: (403) 503-6532

To the Administrator:
Trilogy Energy Ltd.
4100, 350 - 7th Avenue S.W.
Calgary, Alberta T2P 3N9
Attention: President
Fax No.: (403) 263-8915

11.6 Governing Law

The provisions of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

11.7 Further Assurances

Each Party hereto agrees to execute any and all documents and to perform such other acts as may be necessary or expedient to further the purposes of this Agreement and the transactions contemplated hereby.

11.8 Time of Essence

Time shall be of the essence in respect of this Agreement.

11.9 Entire Agreement

This Agreement constitutes the entire agreement between the Parties hereto, and supersedes all prior agreements, in respect of the subject matter hereof.

11.10 Enurement

This Agreement shall come to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

11.11 Execution in Counterparts

This Agreement may be executed in counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be effected by facsimile transmission.

11.12 Limitations on Liability

The parties hereto acknowledge that:

(a) Computershare Trust Company of Canada, as trustee of the Trust, is entering into this Agreement solely in its capacity as trustee of the Trust and the obligations of the Trustee hereunder shall be binding upon the Trustee in such capacity, provided that recourse to the Trustee in such capacity or against any of the Unitholders or in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture;

(b) The Canada Trust Company as trustee of Holding Trust, is entering into this Agreement solely in its capacity as trustee of Holding Trust and the obligations of the Holding Trust Trustee hereunder shall be binding upon the Holding Trust Trustee in such capacity, provided that recourse to the Holding Trust Trustee in such capacity or against any of the Unitholders or in any manner in respect of any indebtedness, obligation or liability of Holding Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, of, the Holding Trust Assets as defined in the Holding Trust Declaration of Trust.

IN WITNESS WHEREOF the Parties have executed this Agreement by their proper officers duly authorized in that behalf as of the day and year first above written.

TRILOGY ENERGY LTD.

Per: ______________________________

Per: ______________________________

COMPUTERSHARE TRUST COMPANY OF CANADA, as trustee for and on behalf of **TRILOGY ENERGY TRUST**

Per: ______________________________

Per: ______________________________

THE CANADA TRUST COMPANY, as trustee for and on behalf of **TRILOGY HOLDING TRUST**

Per: ______________________________

Per: ______________________________